Exhibit 2.3
ATS Automation Tooling Systems Inc.
Management’s Discussion and Analysis of
Operating Results and Financial Condition
For the Year Ended March 31, 2007
TSX: ATA
June 18, 2007
In conjunction with the filing of a preliminary prospectus dated June 25, 2007, this version of the Management’s Discussion and Analysis of Operating Results and Financial Condition For the Year Ended March 31, 2007 of ATS Automation Tooling Systems Inc. (“ATS”) was filed on SEDAR on June 26, 2007 to clarify certain information respecting suppliers of silicon to ATS and to correct minor discrepancies in financial information extracted or derived from the audited consolidated financial statements of ATS.

ATS AUTOMATION TOOLING SYSTEMS INC.
Management’s Discussion and Analysis
For the Year Ending March 31, 2007
Business Overview
ATS Automation Tooling Systems Inc. (“ATS”) is an industry-leading provider of automation solutions to multinational customers through its Automation Systems Group (“ASG”). ASG provides: planning, designing, building, installing and servicing of automated manufacturing and test systems to a broadly-diversified base of customers in the healthcare, computer-electronics, automotive, consumer products and energy sectors.
Throughout the past two years, ATS has acted to strengthen its core automation business to enable it to generate improved performance for shareholders and enhance its ability to serve its multinational customers’ global automation needs. Since a new strategic direction was first introduced in fiscal 2006, ATS has moved to align its core business activities and investments with its strategies, opportunities and targets for long-term shareholder value creation.
As a result, management believes that ASG is better prepared to deal more effectively with the economic and market challenges posed by the strong Canadian dollar and the significant changes taking place within global manufacturing markets. Management expects ASG’s performance to improve in fiscal 2008 based on progress in building Order Backlog late in fiscal 2007 and on the numerous business changes that have been made.
Through Photowatt Technologies (“Photowatt”), the Company serves customers worldwide in the growing market for photovoltaic solar energy cells and modules. Through Precision Components Group (“PCG”), it serves as a high-volume manufacturer of precision components and subassemblies produced using custom-built manufacturing systems, process knowledge and automation technology.

Corporate Strategy
Focus on Being the World’s Best Automation Solutions Provider: Management is committed to four priorities within its core ASG business:
1.	Significantly strengthen the performance of its global operations which have now been restructured and enhanced.

2.	Proactively target and develop customer relationships and enter new industry and regional automation markets that offer the best growth opportunities.

3.	Enhance ATS’s global brand as a means to grow revenues, improve performance and capitalize on ATS’s worldwide presence.

4.	Improve the development and retention of both technical and leadership talent to support stronger performance and future growth.
This strategy is designed to enable ATS to maximize the value of its global automation industry leadership, knowledge, capabilities, experience and worldwide presence to better serve customers, achieve stronger performance and generate attractive investment returns for its shareholders. Specific initiatives to address each of these priorities have been established (see “ASG Business Strategy.”)
Exit Non-Core Businesses: ATS plans to focus on its automation business. Accordingly, in June 2007, the Company announced the following strategies for its non-core businesses:
Strengthen Photowatt Through Strategic Investments: In June 2007, the Board of Directors of ATS approved a rights offering (see “Rights Offering”) to provide funding to Photowatt Technologies. Management believes that funding from this rights offering will strengthen and support further development at Photowatt Technologies, and enhance its value to ATS shareholders and help to facilitate ATS’s strategic plans to exit the solar business on an attractive basis.
Pursue Strategic Alternatives for Precision Components Group: Also consistent with the Company’s strategy to focus on automation, it has engaged external advisors to assist in identifying and evaluating strategic alternatives available for its PCG operations, including divestiture.

Note to Reader
This management’s discussion and analysis (“MD&A”) should be read in conjunction with the Company’s audited Consolidated Financial Statements for the years ended March 31, 2007 and 2006 (“Consolidated Financial Statements”) which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Amounts are expressed in Canadian currency unless otherwise noted. Additional information relating to the Company, including its Annual Information Form, may be found on SEDAR’s website at www.sedar.com.
The Company has three reportable segments: Automation Systems Group (“ASG”), Photowatt Technologies (“Photowatt”), and Precision Components Group (“PCG”). Photowatt Technologies is comprised of its wholly-owned subsidiaries: Photowatt International S.A.S. (“Photowatt France”); Matrix Solar Technologies, Inc. and Photowatt Technologies USA Inc. (collectively “Photowatt USA”); and the Spheral Solar™ assets of ATS and Spheral Solar Power, Inc. (collectively “Spheral Solar.”)
Any reference to solar production capacity assumes the use of polysilicon at currently experienced levels of efficiency. Actual capacity may vary materially from stated capacity for a number of reasons including the use of refined metallurgical silicon, changes in cell efficiencies and/or changes in production processes. References to Photowatt’s cell ‘‘efficiency’’ means the percentage of incident energy that is converted into electrical energy in a solar cell. Solar installations with lower efficiency modules need to be larger in order to generate the same power output. ‘‘Silicon’’ refers to a variety of silicon feedstock, including polysilicon, refined metallurgical silicon and polysilicon powders and fines.
Certain fiscal 2006 comparative figures including revenues, operating earnings (loss), New Order Bookings and Order Backlog, have been restated to reflect the presentation of the Berlin coil winding business as a discontinued operation.
This MD&A is not an offer of securities for sale in the United States. The securities to be offered in the proposed offering described in this MD&A may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended, or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from ATS and that will contain detailed information about the Company and management, as well as financial statements.
Non-GAAP Measures
Throughout this document the term “operating earnings” is used to denote earnings (loss) from operations. EBITDA is also used and is defined as earnings from operations excluding depreciation, amortization (which includes amortization of intangible assets, and impairment of goodwill) and segment and business unit allocation of corporate costs. The term “adjusted EBITDA” is defined as EBITDA excluding certain adjustments as described in the MD&A. The term “margin” refers to an amount as a percentage of revenue. The terms “earnings from operations”, “operating earnings”, ”margin”, “operating loss”, “operating results”, “operating margin”, “EBITDA”, “adjusted EBITDA”, “adjusted EBITDA margin”, “Order Bookings” and “Order Backlog” do not have any standardized meaning prescribed within GAAP and therefore may not be comparable to similar measures presented by other companies. Note 20 to the Consolidated Financial Statements provides selected financial data for each of the Company’s segments including revenue and earnings (loss) from operations and a reconciliation to total Company revenue and earnings from operations for fiscal 2007 and 2006. Operating earnings, EBITDA and adjusted EBITDA are some of the measures the Company uses to evaluate the performance of its segments. ATS has presented EBITDA and adjusted EBITDA to show its baseline performance before certain non-cash and restructuring-related expenses and other items that are considered by management to be outside of ATS’s expected normal ongoing operational results. Management believes that ATS shareholders and potential investors in ATS use non-GAAP financial measures such as operating earnings, EBITDA and adjusted EBITDA in making investment decisions about the Company and measuring its operational results. EBITDA and adjusted EBITDA should not be construed as substitutes for net income determined in accordance with GAAP.
Automation Systems Group
Overview
The Company’s primary business is the Automation Systems Group, an industry-leading automation solutions provider to some of the world’s largest multinational companies. ASG has expertise in custom automation, repeat automation, repetitive equipment manufacturing (“REM”), and value-added services.
ASG categorizes its market segments in four industry groups: healthcare, computer-electronics, automotive and “other” markets. Other markets for ASG include a variety of industries such as consumer products, appliances and nuclear power. Contract values for individual custom automation systems are often in excess of $1.0 million. Given the custom nature of these assignments and depending on contract size, contract durations vary greatly, with typical durations ranging from 6-12 months. Selling prices for REM solutions range from less than $0.1 million to more than $1.0 million per unit, depending on the size and complexity of the system.
With broad and in-depth knowledge across multiple industries and technical fields, ASG is able to deliver “single source” solutions that can lower customer costs, accelerate delivery, provide control over quality and enhance the customer’s return on investment. ASG’s relationships with customers often begin with planning and feasibility studies. In situations where the customer is seeking in-depth analysis before committing to a project, ATS Compliant Solutions™ and Factory Automation Solutions provide objective analysis to verify the economics and feasibility of different types of automation, set objectives for factors such as line speed, assess production processes for manufacturability and calculate the total cost of ownership.
When a contract for custom automation is awarded, ASG typically provides a number of services, including engineering design, prototyping, process verification, specification writing, software development, automation simulation, equipment design and build, third-party equipment qualification, procurement and integration, as well as automation system installation, product line start up, documentation, customer training and after-installation support. Following the installation of first-time custom automation, ASG may supply repeat automation systems to customers that leverage engineering design completed in the original custom automation assignment. For customers seeking complex equipment replication, ASG’s REM services include sophisticated supply chain management, integration and manufacturing capabilities. Typically, ASG’s REM solutions are either integrated into a larger system by the customer for resale, or delivered as a standalone machine to customers who then resell the completed product.
Competitive Strengths. Management believes ASG has the following competitive strengths:
Global presence, size and critical mass. ASG’s global operating base provides the Company with a unique advantage in serving its multinational customer base due to the fact that the competitive markets in which the Company operates are largely populated by competitors often focused on narrow geographic and/or industrial markets. ASG’s global presence is of increasing importance to multinational customers who are employing global manufacturing strategies. Currently, ASG operates 18 manufacturing facilities – encompassing over 1.4 million sq. ft. of floor space – including four facilities in Canada (653,000 sq. ft.), five facilities in the US (415,000 sq. ft.), four facilities in Europe (192,000 sq. ft.) and five facilities in Asia-Pacific (173,000 sq. ft.). Management believes that ASG’s scale and locations make ATS one of the largest providers of automation systems globally, and provide it with competitive advantages in being able to undertake larger, multi-jurisdictional customer projects that are becoming increasingly common.
Technical skills, capabilities and experience. ASG is a knowledge-based business. ATS has designed, manufactured, assembled and serviced thousands of automation systems worldwide since 1978 and has an extensive knowledge base and accumulated design experience. Management believes ASG’s broad experience in many different industry sectors, with many diverse technologies, along with its talented workforce and ability to provide custom automation, repeat automation, REM solutions and value-added services, position the Company well to serve a growing number of multinational customers in various industry sectors.
Customer relationships. ASG serves some of the world’s largest multinational companies in sectors such as healthcare, computer-electronics, automotive, consumer products and energy. Most of ASG’s customers are repeat customers and many have long-standing relationships with ATS, often spanning more than a decade. In fiscal 2007, management estimates that more than 80% of ASG Order Bookings were received from repeat customers.
Recognized name. ATS is well known within the global automation industry due to its long history of innovation and broad scope of operations. Management believes that ATS’s brand name and global reputation tend to improve sales prospecting, allowing the Company to be considered for a wide variety of assignments from high-quality companies.
Considerable and growing presence in China. Asia and China in particular are rapidly growing markets for manufacturing. In the past two years, ASG has significantly increased its presence in the region, adding over 100,000 sq. ft. in facility space across five regional operations and doubling the size of its workforce in Asia-Pacific. Management believes ATS’s presence in China provides the Company with an advantage in serving multinational customers that are executing global manufacturing strategies and increasing their presence in China.
Total solutions capabilities: Management believes ATS gains significant advantages because ASG provides total solutions in automation. This allows customers to single source their most complex projects to ATS rather than rely on multiple equipment builders.
ASG Business Strategy
The Automation Systems Group’s clear objective is to generate attractive shareholder returns by adding to its global automation leadership. To achieve this objective, management has defined a focused set of strategic priorities and corresponding action plans for fiscal 2008. These priorities are:
Improve Core Operations. In the past two years ASG has made significant strategic changes including: opening three new facilities in China and Asia; reducing costs substantially by closing or divesting facilities; downsizing its North American workforce; and decentralizing and installing experienced executives to manage ASG operations in each geographic region. These actions have provided ASG with a significant presence in Asia to serve a growing customer base, a lower cost base in Europe and North America and a better match between global capacity and regional customer demand to drive meaningful performance improvements. Now that this period of strategic reorganization is well advanced, ASG is intensifying its focus on further cost, process and sales improvements through its new regional business model.
Develop Customer Relationships and Enter New Markets. In fiscal 2007, new sales and business development leadership along with new processes, accountability and a performance-driven compensation plan were put in place to provide the right tools and motivation to drive sales and develop close strategic relationships with targeted customer accounts. With the improvements made in fiscal 2007, ASG now intends to aggressively enter new markets and market niches. Particular emphasis will be placed on growing in diverse industries such as energy (solar and nuclear) and niches within ATS’s established healthcare market such as pharmaceutical inspection and packaging, disposable medical devices, and diagnostic segments as well as REM medical systems.
Continue to Build a Valued Global ATS Brand. Management believes the Company’s extensive capabilities, size and broad geographic presence are of increasing value to its multinational customers who are themselves pursuing global expansion strategies. However, management also believes that to truly leverage and capture the value of these advantages, ATS must develop a more consistent, high quality global brand so that all of its ASG operations present a common value proposition and deliver a highly valued experience to customers. ASG’s priority going forward is to further enhance its brand through a higher level of operational collaboration worldwide, more comprehensive and coordinated customer support globally and seamless execution of customers’ global manufacturing programs. Strengthening knowledge transfer and common business processes, including the development of better information technology solutions, are part of this strategy. Management believes that its brand initiatives will help ATS to better serve its customers, grow revenues and improve global utilization – all of which will contribute to improved financial performance.
Further Enhance Talent. ASG is a knowledge-based business, reliant on its pool of technical and management talent to grow. In fiscal 2007, the Company implemented the first part of a program to bolster its regional ASG management capability. In fiscal 2008, ASG’s priority is to upgrade its talent management disciplines and systems. Rigorous talent management and succession planning processes are underway to drive assessment, selection, orientation, goal management, performance evaluation, and leadership development. ATS also made several important executive management changes subsequent to year end. New roles were created including Chief Operating Officer, Vice President Strategy and Human Resources, and Chief Information Officer, and the latter two roles have been filled by experienced executives. The Company has appointed an interim Chief Operating Officer and a search has been initiated to fill this important new role permanently. These changes reflect the need to continue to add new skills and management depth to achieve ATS’s goal of becoming the world’s best automation solutions provider.
Outlook
Management believes the underlying global trends that create demand for ASG’s automated manufacturing solutions are attractive. In particular, management believes that continuing global consolidation of manufacturing and multinational customer expansion to high-growth regions such as China are both positive trends that create substantial opportunities for ATS. As well, ATS’s automation solutions capabilities position the Company to meet manufacturers’ ongoing needs to reduce costs, outsource, implement technology advancements, launch sophisticated and often miniaturized new products, improve quality, and automate challenging production processes.
Looking toward fiscal 2008, management believes recent strength in the Canadian dollar will continue to present the Company’s substantial Canadian operations with challenges, as will ongoing restructuring within the North American automotive market. However, according to economic data, capacity utilization by North American manufacturers has recently grown to a level which management believes could be a catalyst for new capital equipment spending. Due to the increase in ASG Order Booking activity in Canadian ASG operations in the fourth quarter compared to the third quarter and fourth quarter ASG rationalization, management believes ATS factory utilization — a key driver of earnings performance – should improve. Management believes the benefit of the new incentives for its ASG sales force and other sales strategies are just beginning to be realized. Due to these factors, management expects ASG’s operating performance to improve in fiscal 2008.
Order Bookings and Order Backlog
New ASG Order Bookings represent new orders for the supply of automation systems that management believes are firm (“Order Bookings”). Order Backlog is the estimated unearned portion of ASG revenue on customer contracts that are in process and have not been completed at the specified date (“Order Backlog”). There are often significant changes in Order Bookings and Order Backlog levels from quarter to quarter. For this reason, and to plan and manage global factory utilization, management regularly assesses quotation and active order prospects, as well as Order Backlog levels.
New Automation Systems Order Bookings by Quarter
(in millions of dollars)

	Fiscal 2007	Fiscal 2006

Q1	$98	$107
Q2	101	163
Q3	109	145
Q4	134	119

Total Order Bookings	$442	$534

Fiscal 2007 Order Bookings were $442 million, primarily reflecting weak Order Booking activity in the first three quarters of fiscal 2007 in North America and Europe, compared to the prior year. Fourth quarter Order Bookings in fiscal 2007 improved significantly to $134 million. Order bookings during the first 12 weeks of fiscal 2008 were approximately $90 million.

Automation Systems Order Backlog by Industry
(in millions of dollars, except percentage change)

			Percentage
	March 31, 2007	March 31, 2006	Change

Healthcare	$53	$100	(47.0)%
Automotive	50	51	(2.0)%
Computer-electronics	48	49	(2.0)%
Other	34	19	78.9%

Total	$185	$219	(15.5)%

Order Backlog of $185 million at March 31, 2007 was lower than at March 31, 2006 but stronger relative to Order Backlog at December 31, 2006 due to improved Order Bookings in the final quarter of fiscal 2007. Management believes the year-over-year decline in healthcare Order Backlog is not indicative of changes in this market. Rather, management believes the sales cycle in healthcare is longer and less predictable than in other markets, leading to some fluctuations in Order Bookings and Order Backlog. Additionally, year-end healthcare Order Backlog reflects $14 million of Order Backlog that a customer put on hold during the second quarter of fiscal 2007. Automotive Order Backlog remained at levels consistent with fiscal 2006 as a decline in North American automotive Order Backlog was offset by an increase in European Order Backlog from European automotive manufacturers. Other Order Backlog increased 79% to $34 million, primarily due to the Company’s significantly increased level of automation activity in the nuclear industry.
Overview of Fiscal 2007
Throughout fiscal 2007, ASG continued to take action to improve performance including:
•	Significantly expanding manufacturing operations and its employee base in Asia, including the establishment of a new REM capability at its Dongguan, China facility.

•	Growing revenue from markets such as nuclear energy and solar equipment manufacturing.

•	Improving the organizational structure of ASG in North America, centralizing leadership of all North American-wide sales and business development, and bringing the size of its workforce in line with market demand through a reduction in staffing – measures designed to achieve better resource utilization and lower costs, as well as a higher level of coordination among ASG’s regional facilities, and greater management depth.

•	Achieving significantly increased revenues at its rapidly-growing facilities in South Carolina and Tucson.

•	Closing its 35,000 sq. ft. ASG Livermore, California operation to improve the utilization of ASG’s other North American operations, particularly those on the US West Coast.

•	Selling the assets of its underperforming Berlin, Germany coil winding subsidiary.
ASG Operating Results
(in millions of dollars, except employment)

Revenue by industry	Fiscal 2007	Fiscal 2006

Healthcare	$149.4	$158.7
Computer-electronics	145.3	123.3
Automotive	114.9	174.5
Other	56.4	35.4

Total ASG revenue	$466.0	$491.9

Revenue by installation location
North America	$278.8	$328.9
Europe	94.2	97.5
Asia/Other	93.0	65.5

Total ASG revenue	$466.0	$491.9

Operating income	$6.4	$7.3

Employees at year end	2,289	2,560

Revenue
Fiscal 2007 revenue reflects management’s ongoing efforts to carefully manage risks in a challenging North American “Big Three” automotive market by broadening its customer base, strategically diversifying its industrial markets and expanding globally. ASG’s revenue in fiscal 2007 declined by 5%, primarily reflecting a shift in sales focus related to increased risk in the North American automotive sector, lower Order Bookings during fiscal 2007, and the continued strengthening of the Canadian dollar compared to the US dollar. Management estimates that the significant changes in foreign exchange rates relative to the Canadian dollar reduced fiscal 2007 ASG revenue by $19.8 million on a comparative basis to fiscal 2006.
By industrial market, the $9.3 million (6%) year-over-year decline in healthcare revenue was largely due to the impact of $14 million of Order Backlog that a customer placed on hold during the second quarter of fiscal 2007 as a result of the customer’s decision to change the design of their product. Growth in computer-electronics revenue of 18% was due to strong activity in the sector in Asia. The 34% decline in revenue from the automotive sector reflected the Company’s approach, used throughout the year, to be more selective in bidding on assignments in this sector and the ongoing impact of capacity reductions and supply chain rationalization within the traditional “Big-Three” North American automotive sector. The 59% increase in “other” revenue reflected increased revenue from the consumer products market, and increases in revenue from automation used in the nuclear industry.

On a regional basis, revenue from North America declined 15%, reflecting reduced revenue from automotive customers and a decline in healthcare revenue described previously. Revenue in Europe remained at levels consistent with fiscal 2006, with significant increases in revenue from non-automotive customers reflecting the early benefit of the Company’s diversification strategy. Revenue from ASG’s Asian markets increased by 42% compared to fiscal 2006 with further benefits expected from recent capacity expansion.
Revenue from REM, which primarily serves the healthcare industry, totalled $40.1 million in fiscal 2007 compared to $46.0 million in fiscal 2006. Lower revenue primarily reflected a temporary reduction in demand in the third quarter of fiscal 2007 as a key customer completed a merger and, as a result, deferred REM orders until the fourth quarter. Consequently, revenue volumes for REM improved in the fourth quarter from the third. ASG is further diversifying REM revenue to limit the impact of customer order fluctuations. To grow the REM business, serve the Asian market, and enable global REM customers to transfer equipment production to lower-cost markets, ATS has recently established an REM capability in Dongguan, China.
ASG Operating Results
During fiscal 2006 and fiscal 2007 the Company implemented structural improvements to strengthen ASG’s North American and European operations. These rationalizations were necessary to properly size ASG operations for expected volume and improve profitability. Specific factors impacting fiscal 2007 operating income related to these operational changes included:
•	Fourth quarter restructuring of the ASG Cambridge and Ohio business units. Direct severance costs of $2.6 million were incurred in these two business units related to a significant workforce reduction. In addition, an inventory provision of $1.8 million was recorded during the fourth quarter of fiscal 2007 primarily related to non-core lines of business and technologies that have become obsolete due to the Company’s move to newer technologies. Beyond these direct costs, management believes there were also substantial indirect costs arising from the reorganization of staff and processes within these two business units, which temporarily reduced productivity and efficiency. In addition, low Order Backlog levels entering the fourth quarter at these facilities significantly affected utilization.

•	EBITDA from the ASG California facility, which was closed during fiscal 2007, was negative $4.7 million compared to EBITDA of negative $0.5 million in fiscal 2006. Fiscal 2007 EBITDA includes a $1.1 million provision related to the existing building lease, $0.4 million of severance costs, and other operating losses of this now closed facility.

•	Other severance costs related to restructuring the North American operations. These totalled $0.8 million in fiscal 2007.

Fiscal 2006 restructuring costs of $3.6 million reflect workforce reductions in Cambridge, Ontario and Europe and the closure of a small facility in Ontario (ATS Niagara). Fiscal 2006 also included $6.9 million in charges for customers in the North American automotive market, including a $4.7 million pre-tax charge related to the Chapter 11 filing of Delphi Corporation, and $2.2 million in pre-tax charges for exposures related to disputes with two other automotive customers. During fiscal 2007, ASG received proceeds from the sale of the Delphi Chapter 11 claims; however, due to ongoing risk in the automotive sector, ATS continued to maintain the reserves to offset automotive industry risks.
The strong Canadian dollar, which reduced total ASG operating earnings by an estimated $8.9 million for fiscal 2007, compared to fiscal 2006, continues to have a significant, adverse affect on the Company. Since 2005, the appreciation of the Canadian dollar has been a primary reason for the decline in profitability during this period and has masked underlying improvements in ASG operations.
Despite the aforementioned costs associated with implementing operational improvements in North America, and challenging market conditions, ASG operating income for fiscal 2007 was $6.4 million, compared to $7.3 million for fiscal 2006.
ASG Non-GAAP Reconciliation
(in millions of dollars except adjusted EBITDA margin %)

	Fiscal 2007	Fiscal 2006

Operating income	$6.4	$7.3
Depreciation and amortization	11.5	13.2

EBITDA	17.9	20.5

Adjustments:
-Restructuring changes	3.4	3.6
-Inventory provisions	1.8	—
-California negative EBITDA	4.7	0.5
-Provisions, automotive customers	—	6.9

Adjusted EBITDA	$27.8	$31.5

Adjusted EBITDA margin	6.0%	6.4%

Excluding the aforementioned restructuring costs, inventory provisions and the $4.7 million operating loss related to the now-closed California operations, ASG adjusted EBITDA for fiscal 2007 was $27.8 million (6% margin) compared to $31.5 million (6% margin) a year earlier.

Photowatt Technologies
Overview
Photowatt Technologies (“Photowatt”) includes Photowatt France, an integrated solar ingot, wafer, cell and module manufacturer; Photowatt USA, a small solar module assembly operation; and, Spheral Solar (“SSP”), a solar development project based on silicon sphere technology.
In fiscal 2007, most of Photowatt’s products were manufactured at the Photowatt France facility located near Lyon, France. Certain module assembly operations were performed at Photowatt USA in New Mexico. In early fiscal 2008, ATS announced it was closing this non-strategic New Mexico facility as part of its strategy to focus on core manufacturing operations in France and to improve profitability. In early fiscal 2008, also as part of its strategy to focus on Photowatt France, ATS announced it was halting internal development work on Spheral Solar, which will largely reduce future losses and cash outflows associated with its commercialization.
Photowatt France
Photowatt France designs, manufactures and sells solar modules and installation kits, and provides solar power system design and other value-added services, principally in Western Europe. It also manufactures wafers and solar cells, primarily for use in manufacturing its modules. Solar modules manufactured by Photowatt France are used by businesses, institutions and homeowners to generate electric power. It sells its products under the Photowatt brand to a network of independent solar power systems distributors and installers. Photowatt France has been developing and selling photovoltaic products since 1979. Photowatt France owns and occupies its 160,000 square foot manufacturing facility.
Photowatt France’s production process is composed of four stages: ingot production, wafer sawing, solar cell production and solar module assembly. Its manufacturing process begins with the growth of ingots from silicon using specialized furnaces. The ingots are then cut into bricks, and the bricks are sawed into wafers using an abrasive solution and specialized wire saws. Next, the wafers are processed into solar cells, which are connected in series to form a solar module. The raw materials required in the manufacturing process include silicon and other feedstock, tempered glass, plastic films, anti-reflective and aluminum coatings, metal frames, and connecting systems.
As of March 31, 2006, Photowatt France had annual ingot, wafer, cell and module production capacity of approximately 31 megawatts (“MW”), 40 MW, 40 MW and 42 MW, respectively, based on polysilicon feedstock achieving 15% efficiency. In early fiscal 2007, Photowatt announced an expansion of ingot, wafer, and cell manufacturing capacity. This expansion to 60 MW of ingot, wafer and cell manufacturing capacity was completed in March 2007 at a total capital cost of €26 million.

Competitive Strengths. Management believes that Photowatt France has the following competitive strengths:
Integrated manufacturing capabilities. Photowatt France is considered “integrated” in that it participates in each of the ingot, wafer, cell and module stages of the solar module production process. Management believes that being an integrated manufacturer gives Photowatt France several advantages relative to many of its competitors, including:
•	The ability to capture a greater portion of the profits available by participating across a significant portion of the solar value chain.

•	Reduced dependence on third-party suppliers for ingots, wafers and cells.

•	Enhanced research and development capabilities to increase cell efficiency levels.

•	The flexibility, within the wafer manufacturing process, to optimize the mix of feedstock based on price and performance.

•	The ability to process a wide variety of silicon feedstock.

•	Improved process development capabilities that allow the business to continually evaluate the impact of changes throughout the production process.
Silicon processing technologies. Polysilicon, a specially processed form of silicon, is a primary raw material used to make solar cells. Currently there is not enough polysilicon available to meet industry demand. This supply shortage has led to sharply higher prices for polysilicon and has adversely impacted many solar cell manufacturers’ sales growth and profitability. While all forms of silicon are in short supply, Photowatt France has developed processes and technologies to make solar cells from lower grades of silicon that management believes can be acquired more readily than polysilicon (see “Silicon Supply.”)
Advanced wafer-sawing capabilities. Wafers used in solar cells are cut from silicon bricks using specialized wire saws. In general, thinner wafers result in lower production costs because more wafers can be produced from each brick. However, very thin wafers are difficult to process because they are more fragile, and substantial technical expertise is required to develop processes that ensure acceptable yields. Wire thickness is also important because it determines how much silicon is lost during the cutting process. Photowatt France currently produces wafers with thicknesses ranging from 180 to 220 microns. At present, management believes Photowatt France’s polysilicon consumption per watt of power is below the industry average.
Established market positions and relationships with key distributors and installers. Photowatt France has successfully sold solar products in Europe for over 20 years. It has established market positions in several Western European countries that have well developed and growing solar markets, including Germany, which is currently the world’s largest market for solar power. Photowatt is also developing a presence in emerging growth markets for solar power in Europe, including Spain, Italy, France and Greece, as well as in the United States. Management believes Photowatt has well-established relationships with key distributors and installers and that Photowatt is differentiated from competitors by timely delivery as a result of its vertical integration, technical expertise and reputation for producing quality solar modules at competitive price and efficiency levels.
Photowatt Business Strategy
The Company intends to further develop and strengthen Photowatt through the following strategies:
Establish reliable, long-term silicon supply. The increase in demand for solar modules has led to an industry-wide silicon shortage. Management believes that in order to support further capacity expansions, Photowatt requires secure access to polysilicon or an alternative to polysilicon that can be used to produce cell efficiency levels comparable to those achieved with polysilicon. Given the relative attractiveness of pricing under long-term agreements and the certainty of supply they afford, Photowatt Technologies’ strategy is to establish a long-term supply of polysilicon and polysilicon alternatives from a variety of sources to support continued growth and capacity expansion. It has recently made significant progress in this regard as detailed under “Silicon Supply.” Consistent with this strategy, ATS plans to:
•	Continue to seek out long-term supply agreements for refined metallurgical silicon and polysilicon, including polysilicon ingots and wafers.

•	Purchase silicon, including polysilicon ingots and wafers, on the spot market, to the extent available and subject to appropriate pricing.

•	Continue to improve the efficiency levels of refined metallurgical silicon to reduce the difference in efficiency between cells produced using metallurgical silicon and those produced using polysilicon.
Expand manufacturing capacity. With silicon supply contracts now in place, ATS is seeking funding to commence phase one of an expansion program. The first phase of this expansion is to increase cell manufacturing capacity by approximately 20 MW – which is expected to enter production in January 2010 – and to construct a building and the infrastructure to house the cell capacity increase. This phase is estimated to cost approximately $50 million in total.
The new building and infrastructure completed in phase one will then support a second phase of expansion. The second phase of the expansion program will be designed to increase Photowatt France’s capacity by approximately 55 MW of ingot, wafer, cell and module capacity to a total of approximately 115 MW of ingot and wafer capacity and approximately 135 MW of cell and module capacity. Before this second phase of expansion takes place, management believes Photowatt will require additional funding and either additional supplies of polysilicon or improvements in metallurgical silicon module efficiency. Should either of these be secured, Photowatt plans to increase each of its ingot, wafer, cell and module capacities by 55 MW. The current estimated cost of this integrated ingot, wafer, cell and module capacity expansion is approximately $110 million to $125 million.

Should additional supplies of polysilicon or improvements in metallurgical silicon module efficiency not be secured, ATS will alter this second phase to include expansion of cell and module capacities only – each by 55 MW – based on being able to secure silicon wafers. The cost of this alternative scenario is estimated at between $50 million and $60 million.
Continue to invest in research and development (“R&D”) to improve cell efficiency. Management expects to continue to devote substantial resources to R&D aimed at increasing the efficiency of Photowatt’s solar cells. Higher efficiencies should enable Photowatt to produce cells that use less silicon per watt and reduce the manufacturing costs of Photowatt’s products. In addition to internal R&D, Photowatt intends to engage in collaborative R&D activities.
Due to its reputation as a technology leader and its established presence in France, Photowatt has developed a relationship with Commissariat à l’Energie Atomique (“CEA”, the world renowned French research institute) and Electricité de France (“EDF”, a major French electrical utility). With one of the largest applied research laboratories in electronics in Europe, CEA helps companies strengthen their competitive position through technological innovation and transfer of its technical knowledge to industry. Photowatt France and EDF are negotiating a collaborative partnership with the CEA for the establishment of a laboratory and production development facility with a more than 20 MW pilot line (“lab fab”) that will collaborate closely with the CEA, pursuing research into solar technologies and focusing on the development of high efficiency solar cells made from both polysilicon and refined metallurgical silicon. Management believes that once this agreement with CEA is finalized, it will gain access to technology from CEA that should increase cell efficiencies in both the short and long term. The “lab fab” has applied for significant assistance from the Government of France to finance this R&D effort.
Silicon Supply
Polysilicon is the primary raw material used in the production of solar cells and modules. Silicon is currently in short supply and its price has increased significantly over the past two years. Without an adequate supply of polysilicon or an alternative, such as refined metallurgical silicon, which Photowatt France has developed the capacity to process, Photowatt France would be unable to manufacture its products.
Refined Metallurgical Silicon: Currently, as an alternative to polysilicon, Photowatt France is producing solar cells and modules using refined metallurgical silicon. Given that Photowatt France only recently began production of refined metallurgical silicon modules, management believes prospects for improvement are significant. Management believes the capability to make solar cells from refined metallurgical silicon allows Photowatt France to meet customer demand and partially mitigate the effects on the business of the current polysilicon shortage. Based on contractual commitments for the supply of refined metallurgical silicon that Photowatt has entered into or expects to enter into, management believes that over 50% of the megawatts of solar cells manufactured by Photowatt France in fiscal 2008 will be refined metallurgical silicon-

based. In the fourth quarter of fiscal 2007, Photowatt produced approximately 14% of its solar modules using refined metallurgical silicon. At present, solar cells that Photowatt France manufactures using refined metallurgical silicon have approximately 13% efficiencies compared to 15% efficiencies for solar cells made from polysilicon. Refined metallurgical silicon cells also currently use significantly more silicon on a grams-per-watt basis. In the fourth quarter of fiscal 2007, refined metallurgical silicon-based modules were sold at a discount per watt of 5% to 10% as compared to prices for polysilicon modules. Also, when using refined metallurgical silicon in its process, Photowatt France’s effective production capacity is currently lower than its capacity when calculated based on polysilicon due to longer cycle times in certain processes and lower cell efficiency levels.
Secured Silicon: Photowatt has made significant progress in securing silicon supply during fiscal 2007. Management believes that it has now secured or identified sources of silicon for Photowatt France’s planned capacity through to fiscal 2012, including silicon from the following sources:
•	Dow Corning: Subsequent to fiscal 2007, Photowatt entered into a multi-year contract to purchase refined metallurgical silicon from Dow Corning in order to allow Photowatt France to produce refined metallurgical silicon based solar cells. Under the agreement, Dow Corning is obligated to deliver, and Photowatt is required to purchase a total of 1,700 tonnes of refined metallurgical silicon between April 2007 and December 31, 2011. Deliveries under the contract began immediately. Management believes the terms of the contract, including the requirement for Photowatt Technologies to make advance payments against refined metallurgical silicon to be supplied, are similar to silicon supply agreements entered into by other companies.

•	Deutsche Solar AG: In October 2006, Photowatt entered into a 10-year irrevocable silicon supply contract with Deutsche Solar AG for the supply of solar-grade, polysilicon wafers beginning in the first half of calendar 2009. Under the agreement, Deutsche Solar is obliged to deliver, and Photowatt is obliged to accept, four million wafers per annum which are expected to support the manufacture of an estimated 15 MW of solar power products per annum, at current average yields.

In June 2007, Photowatt entered into a second similar contract with Deutsche Solar AG for the long-term supply of polysilicon wafers. Under this agreement that begins January 2010 and extends through December 2017, Deutsche Solar is obliged to deliver, and Photowatt is obliged to accept, three million polysilicon wafers in calendar 2010 and then four million wafers each year thereafter. Photowatt France plans to process these wafers into solar cells and modules to support an estimated 11 MW of production in the first year and 15 MW each year thereafter at current average yields.

Under both contracts, advance payments to be made will be applied against the price of silicon wafers received during the life of the commitments and can only be refunded in the event of the supplier’s failure to deliver polysilicon wafers in accordance with the agreements. Under the contracts, the price of the silicon wafers will be adjusted at the beginning of each calendar year based on a predetermined formula.

•	China-Based: Photowatt Technologies has received written confirmation for polysilicon from a Chinese supplier through fiscal 2012 to receive approximately 60 tonnes of polysilicon per annum for the next five years. Photowatt has also received confirmed purchase orders from a China-based supplier of refined metallurgical silicon to receive approximately 520 tonnes of refined metallurgical silicon in calendar 2007 and approximately 600 tonnes in calendar 2008. Actual shipments Photowatt receives may be materially less than specified. See “Other Major Considerations and Risk Factors – Availability of Raw Materials and Other Manufacturing Inputs.”
Photosil: As part of Photowatt France’s relationship with CEA (see “Collaborate on research & development with CEA”) during fiscal 2007, Photowatt France entered into an agreement with the CEA and two other partners for the Photosil collaboration. Photosil offers another potential technology for further advancing the quality of metallurgical silicon. Photosil’s primary objective is to develop a commercial process for the production of solar-grade silicon derived from metallurgical silicon with a capacity of approximately 200 tonnes per year. Photowatt’s role in Photosil is to contribute certain expertise and non-financial resources in order to improve and enhance the silicon material developed during the Photosil development phase. Under the contract, Photowatt France is to be supplied, at predetermined prices, with at least 80% of the volume of any solar grade silicon or ingots produced by Photosil through to April 20, 2008. After April 20, 2008, any output will be supplied to the PV Alliance joint venture (see “Outlook”) in which Photowatt is currently considering participating, and Photowatt France will have no further entitlement to the project’s output. Management now expects initial shipments from Photosil to commence in late calendar 2007, however given that production has not yet begun, there is a risk that these silicon shipments may be further delayed or that none are made prior to April 20, 2008.
Outlook
Global electricity usage is expected to increase. As demand for electricity continues to increase, the electric power industry is facing several challenges including: fossil fuel supply constraints; electricity generation, transmission and distribution infrastructure constraints; political and economic instability in many key oil and natural gas-producing regions; and environmental issues related to fossil fuels. Therefore, industry and governments are considering alternatives to traditional fossil fuels to address these challenges, including renewable energy sources and technologies.
As opposed to fossil fuels, which draw on finite resources, renewable energy is generally unlimited in its availability. Solar power has several benefits when compared to other renewable energy technologies, including: high reliability; environmental sustainability

– solar cells generate electricity without air, water emissions, noise, vibration, habitat impact or waste generation; ease of location to the end user; strong match between peak energy generation and peak energy consumption; and applicability to a wide range of power requirements.
Management believes these factors provide a positive long-term outlook for solar energy businesses. Global solar cell production is expected to increase at a compound annual growth rate in excess of 20% from 2005 to 2010.
The development and increased usage of solar power is, and for the foreseeable future will be affected by, and largely dependant on, the existence of government incentives. A growing number of countries have established attractive incentive programs for the development of solar and other renewable energy sources. In 2005, two of the largest markets for solar products, as measured by total installations per annum, were Germany and the United States, each having significant government subsidy programs for solar power. Other countries in which Photowatt France sells products such as Spain, France and Italy also have significant government subsidy programs for solar power. Certain jurisdictions, such as Germany, have subsidy programs that are designed to decline over time.
Management believes the solar industry will continue to be impacted by these trends over the long-term. Into the first quarter of fiscal 2008 Photowatt continued to experience the lower sales volumes and average selling prices experienced in the fourth quarter; however, sales volumes began to increase in May. First quarter fiscal 2008 operating performance is expected to be impacted by manufacturing and development costs related to the increased use of refined metallurgical silicon and commissioning of new furnace capacity that was added late in fiscal 2007.
The Company expects to use a significant part of Photowatt France’s manufacturing capacity in fiscal 2008 to produce refined metallurgical silicon products which is expected to have a negative impact on profitability. However, Photowatt plans to make process improvements designed to improve the profitability of producing refined metallurgical silicon solar cells and modules. Planned capital investments in fiscal 2008 are also targeted to generate cost savings in fiscal 2009.
Management’s strategic direction for, and associated initiatives related to, Photowatt Technologies, which include capacity expansion, are designed to fuel the long-term growth of this business in terms of revenue and earnings while also minimizing risk. Management believes these initiatives, combined with recent long-term silicon supply contracts which significantly increase Photowatt France’s access to this vital feedstock, have strengthened Photowatt Technologies for the future. Management intends to continue to fortify this business throughout fiscal 2008 to prepare it for standalone status and consistent with this approach, will hire an experienced Chief Executive Officer for Photowatt France.
Management also intends to sign the definitive agreement with EDF and the CEA for the “lab-fab” in the second half of fiscal 2008 and achieve necessary government approvals to develop phase one of the collaboration by early fiscal 2009. Assuming success in phase one, phase two of this collaboration is intended to result in the “PV Alliance,” a joint venture to manufacture solar cells and modules between EDF, and Photowatt Technologies. Under phase two, the partners propose to build production capacity in four tranches – of 100 MW each – to commercialize the technology proven in the “lab fab.” It is expected that the partners will share production output equally and that the production facility will be co-located with Photowatt France. For the PV Alliance to proceed, management believes a number of requirements must be met including demonstrated technical performance under the Photosil collaboration (see “Photosil”), continued commitment by the partners, and approval of funding subsidies by the French government.
Management expects to cease operations in its underperforming New Mexico module assembly business in the second half of fiscal 2008. Photowatt will maintain its North American solar sales presence through its existing sales force and will consolidate its module assembly activities in France.
In conjunction with the decision to halt internal Spheral Solar development, the Company intends to explore the possible sale or licensing of the Spheral Solar assets, and in that regard continues to have discussions with Clean Venture 21 Corporation of Kyoto, Japan.
Overview of Fiscal 2007
During fiscal 2007, management spent considerable time on the development of Photowatt Technologies in an effort to complete an initial public offering (“IPO”) of this business. While the Company withdrew the solar IPO in March 2007, many significant business advances have been made at Photowatt, including:
•	Development of a business plan and strategy for Photowatt Technologies.

•	Successful completion of a capacity expansion at Photowatt France, which by year end, increased Photowatt France’s total annual ingot, wafer and cell capacity for polysilicon-based solar cells to 60 MW.

•	Procurement of long-term silicon supply agreements (see “Silicon Supply Strategy”).

•	Development of the manufacturing capability to produce solar products from refined metallurgical silicon– a strategy that is intended to support capacity utilization during this period of polysilicon shortages.

Photowatt Technologies Operating Results
(in millions of dollars, except employment)

	Fiscal 2007	Fiscal 2006

Revenue by region
Germany	$49.1	$74.2
Spain	53.8	24.9
Rest of Europe	34.5	23.8
North America	6.5	13.7
Asia/Other	6.7	8.7

Total revenue	$150.6	$145.3

Revenue by operating facility
Photowatt France	$150.1	$141.0
Photowatt USA	6.1	11.5
Inter-solar eliminations	(5.6)	(7.2)

Total revenue	$150.6	$145.3

Employment at year end	693	717

Revenue
For fiscal 2007, Photowatt Technologies revenue, expressed in Canadian dollars, was a record $150.6 million, or 4% higher than in fiscal 2006.
Fiscal 2007 revenue was positively impacted by an approximately 6% increase in the average price per MW sold, and incremental revenue from new product offerings of $4.5 million including the sale of solar module installation kits and a turnkey contract for the sale and installation of solar-powered water pumping stations. These positive contributions to revenue growth were partially offset by a decline in total MW sold, and the impact of an extended production shut-down period in the summer of calendar 2006 that allowed Photowatt France to complete the planned reorganization of existing production equipment in support of the expansion of ingot, wafer and cell capacity to approximately 60 MW each. The effect of changes in foreign exchange rates had a minimal impact on fiscal 2007 revenue compared to fiscal 2006.
During fiscal 2007, Photowatt Technologies diversified its revenue by penetrating geographic markets outside Germany, historically Photowatt France’s largest market. As a result, sales to Spain represented 36% of Photowatt’s fiscal 2007 revenue compared to 17% in fiscal 2006, while sales to Germany accounted for 33% of total revenue versus 51% in fiscal 2006. The decision to target Spain was in anticipation of increased government subsidies in that country and Germany’s reduction in subsidies.

Photowatt Technologies Operating Earnings (Loss) Income
(in millions of dollars)

	Fiscal 2007	Fiscal 2006

Operating earnings (loss)
Photowatt France	$19.4	$21.6
Photowatt USA	(1.7)	(0.7)
Spheral Solar	(14.7)	(14.6)
Solar corporate costs	(16.3)	(0.3)
Inter-solar eliminations	(0.2)	(1.0)

Operating earnings (loss) excluding impairment and other charges	$(13.5)	$5.0

Non-cash asset impairment charges	(17.0)	(96.2)

Photowatt Technologies operating loss	$(30.5)	$(91.2)

Spheral Solar’s fiscal 2006 operating loss pertains to the operating loss incurred since the third quarter of fiscal 2006. Prior to the third quarter of fiscal 2006, all expenses were deferred as development costs.
Photowatt Technologies Operating Results
Photowatt France achieved operating income of $19.4 million in fiscal 2007 and an operating margin of 13% compared to $21.6 million, or 15% operating margin, in fiscal 2006. Photowatt France’s operating income in fiscal 2007 included incremental costs associated with new capacity expansion of approximately $3.1 million, which were partially offset by approximately $1.2 million of incremental operating income gained on the sale of certain inventory that had a nominal book value. Photowatt France’s operating income reflected product price increases and broader product offerings which more than offset the impact of higher silicon costs and additional spending on R&D ($1.5 million R&D spending in fiscal 2007 compared to $0.7 million in fiscal 2006).
Fiscal 2007 depreciation and amortization of $9.5 million at Photowatt France, was $2.3 million higher than in fiscal 2006 and relates primarily to additional plant and equipment purchased during fiscal 2006 and fiscal 2007 in support of the aforementioned ingot, wafer and cell capacity expansion to 60 MW.
Photowatt USA’s operating loss was $1.7 million in fiscal 2007 compared to $0.7 million in fiscal 2006, primarily reflecting lower revenue and higher material costs.
Spheral Solar’s fiscal 2007 operating loss primarily reflects ongoing research efforts related to its technology and includes $1.4 million of severance costs. Spheral Solar’s fiscal 2006 operating loss primarily reflects Q3 and Q4 expenditures related to the development of the Spheral Solar technology. Prior to the third quarter of fiscal 2006, Spheral Solar development costs were capitalized as deferred development. During the fourth quarter of fiscal 2007, Spheral Solar ceased providing optical fused powder (a material consisting of polysilicon fines and powder converted into polysilicon clusters for use in making solar cells) as it was unable to secure a long-term supply of the required silicon powder.

Solar corporate costs in fiscal 2007 included $11.2 million related to the previously planned solar IPO, which was withdrawn in March 2007. These costs consisted primarily of US and Canadian legal, accounting, tax and auditing fees. Also included in solar corporate costs were severance costs of $0.9 million related to the termination of certain solar corporate employees in light of the withdrawal of the IPO. The balance of the fiscal 2007 solar corporate costs included corporate solar salaries, costs associated with Photowatt’s preparation for standalone internal controls certification, and other overhead expenditures that were primarily incurred in preparation for the solar IPO.
Inter-solar eliminations represent profit that is deferred until underlying shipments of silicon between Spheral Solar and Photowatt France are converted into external revenue.
Photowatt Technologies consolidated operating loss before asset impairment and other charges was $13.5 million compared to operating income before asset impairment and other charges of $5.0 million in fiscal 2006, largely reflecting $16.3 million of aforementioned incremental corporate costs of Photowatt Technologies. The estimated effect of changes in foreign exchange rates reduced fiscal 2007 operating earnings by $0.9 million compared to fiscal 2006.
Non-Cash Charges
Fiscal 2007 includes non-cash charges of $17.0 million, comprised of $16.5 million for Spheral Solar and $0.5 million for Photowatt USA, related to the decision, after the withdrawal of the IPO, to halt Spheral Solar’s internal development and to close the module assembly facility in New Mexico. This non-cash charge includes fixed asset, inventory and other working capital write-downs of $11.7 million and $5.3 million related to a non-cash provision against a portion of the Company’s Canadian investment tax credits generated by Spheral Solar.
Fiscal 2006 includes an after-tax, non-cash provision of $64.8 million ($96.2 million pre-tax) against Spheral Solar’s deferred development costs and other long-lived assets in the fourth quarter of fiscal 2006. Total assets recorded on the consolidated balance sheet related to Spheral Solar after this adjustment were approximately $24.0 million at March 31, 2006 consisting of $7.0 million of working capital and $17.0 million of long-lived assets. These provisions were required by generally accepted accounting principles in Canada due to the uncertainty in resolving technological challenges and resulting delays in realizing cash flows from the investment in Spheral Solar.

Photowatt France Non-GAAP Reconciliation
(in millions of dollars except adjusted EBITDA margin)

	Fiscal 2007	Fiscal 2006

Operating income – Photowatt France	$19.4	$21.6
Depreciation & Amortization	9.5	7.2

EBITDA	28.9	28.8

Adjustments:
-Incremental expansion costs	3.1	—
-Gain on sale of inventory	(1.2)	—

Adjusted EBITDA	$30.8	$28.8

Photowatt France Adjusted EBITDA margin	20.5%	20.4%

Photowatt France’s adjusted EBITDA for fiscal 2007 was $30.8 million (21% margin), 7% higher than adjusted EBITDA of $28.8 million (20% margin) in fiscal 2006. Adjusted EBITDA reflects the aforementioned incremental expansion costs and gain on sale of inventory.
Precision Components Group
Overview
Precision Components Group (“PCG”) is a high-volume, repetitive manufacturing business that primarily serves the automotive parts industry. Finished products supplied by PCG include precision plastic injection-molded components, turned and stamped metal components and completed subassemblies that combine the various types of components manufactured by PCG.
PCG’s revenues are primarily derived from tier one, tier two and tier three automotive companies in North America. The continuing PCG operations consist of three locations in Ontario (an aggregate of 276,000 square feet) and a 17,000 sq. ft. facility in Shanghai China, which opened in the second quarter of fiscal 2006.
Competitive strengths. Management believes PCG has the following competitive strengths:
•	Integrated, high-volume manufacturing. PCG provides high volume manufacturing of components and complete subassemblies as well as prototyping, using world-wide quality standards. These integrated capabilities, which also include supply chain management, allow PCG to manufacture complex products and subassemblies on a cost-effective basis.

•	Growing presence in China. To better serve multinational customers and capitalize on the cost advantages of operating offshore, PCG combines its integrated Canadian-based manufacturing capabilities with a growing presence in Shanghai, China. Management believes this combination of Canadian and Chinese-based operations provide PCG with a competitive advantage in bidding on work from its multinational customers.

•	Continuous improvement culture. PCG employs formal continuous cost and efficiency improvement disciplines, including Six Sigma processes that generate significant productivity and cost improvements.

•	Tight tolerance manufacturing processes. Through rigorous development and manufacturing processes, PCG consistently produces components, manufactured to high tolerance specifications, which are a requirement for many sophisticated manufacturers’ end use products.
PCG Business Strategy
Management has decided to seek alternatives for PCG, which it considers to be non-strategic to its automation business. Subsequent to March 31, 2007, the Company engaged external advisors to assist management in pursuing such alternatives, which include divestiture. Management believes it is an appropriate time to examine strategic alternatives because PCG has made substantial progress in consolidating its capacity, rationalizing operations, establishing a presence in China, growing its successful Omex operations (relocated and enlarged in fiscal 2007) and strengthening its focus.
While ATS seeks strategic alternatives for this business unit, operationally, PCG’s priorities for fiscal 2008 are:
Target Value-Added Assignments To Increase Capacity Utilization. PCG continues to aggressively pursue new profitable business that will utilize open machine capacity and provide attractive margin leverage. Its sales strategy is to focus on higher margin engineered and subassembly assignments that make combined use of PCG’s diverse engineering, prototyping and manufacturing capabilities in engineered injection-molding, metal forming, automated assembly and test. PCG also intends to take advantage of the recent capacity expansion at Omex, which provides high volume precision stamping, projection and spot welding and assembly capabilities to a diverse range of customers in the automotive, electrical and electronics industries.
Continue to Target Customers Outside the “Big Three”. A highly targeted campaign to identify prospective new customers outside traditional markets will continue. PCG will also continue healthcare and consumer products sales initiatives.
Growth China Operations. PCG has substantially broadened its opportunities to grow revenue and serve customers in China by transferring its precision plastic injection moulding capabilities from its now closed operation in Bowmanville, Ontario to its operations in Shanghai, a move completed in fiscal 2007. It intends to drive growth in China in the coming year as a result.

Outlook
Management believes strength in the Canadian dollar and the difficult conditions in the North American automotive parts market (which continue to reduce program volumes) will impact PCG revenue and earnings during fiscal 2008. However, management also believes PCG is now better positioned to manage these challenges as a result of the rationalizations and improvements made in fiscal 2007.
Given these challenges and the historic negative operating earnings of PCG, there is a reasonable probability that the Company may receive proceeds in a transaction of less than the book value of PCG of approximately $40 million at March 31, 2007.
PCG Operating Results
(in millions of dollars, except employees)

	Fiscal 2007	Fiscal 2006

Total PCG revenue	$85.5	$98.4

Operating loss	$(4.1)	$(2.7)

Employees at year end	486	617

Revenue
PCG’s revenue decreased 13% or $12.9 million in fiscal 2007 compared to the prior year. This decrease primarily reflected lower volumes on existing customer programs resulting from significant production cuts by the Big Three North American automakers, and the estimated $3.8 million negative impact of foreign exchange compared to fiscal 2006. These factors more than offset increases in revenues from new programs launched and price increases obtained on current programs during the past year. All references to PCG refer to the continuing PCG operations unless otherwise noted.
Operating Loss
PCG’s operating loss for fiscal 2007 was $4.1 million compared to an operating loss of $2.7 million in fiscal 2006. PCG’s operating loss in fiscal 2007 was primarily due to lower revenues, $1.6 million of costs (including severance) related to the previously announced closure of its Bowmanville facility, $0.5 million of costs associated with the transfer of Omex operations to the new leased facility, and $0.4 million of provisions for automotive customers that have filed for Chapter 11 in the United States. The operating loss in fiscal 2006 included $1.0 million of costs related to the consolidation of the McAllen, Texas facility into PCG’s Cambridge operations and $0.5 million of start-up costs (related to new programs and the new facility in China.)

The stronger Canadian dollar reduced PCG’s operating earnings by an estimated $1.7 million during the year ended March 31, 2007 compared to fiscal 2006 and continues to have a significant, adverse affect on PCG – offsetting the underlying progress made during the most recent period. Included in PCG’s operating loss in fiscal 2007 was amortization expense of $7.0 million, compared to $7.6 million in fiscal 2006.
PCG Non-GAAP Reconciliation
(in millions of dollars, except Adjusted EBITDA margin %)

	Fiscal 2007	Fiscal 2006

Operating loss	$(4.1)	$(2.7)
Depreciation & Amortization	7.0	7.6

EBITDA	2.9	4.9

Adjustments:
-Facility consolidation costs	1.6	1.0
-New facility start-up costs	0.5	0.5
- Provisions, automotive customers	0.4	—

Adjusted EBITDA	$5.4	$6.4

Adjusted EBITDA margin	6.3%	6.5%

PCG adjusted EBITDA for fiscal 2007 was $5.4 million (6% margin), compared to $6.4 million (7% margin) a year earlier. Adjusted EBITDA excludes the aforementioned facility consolidation costs, start-up costs and automotive customer provisions. PCG has maintained comparable adjusted EBITDA margins despite the adverse impact of foreign exchange. Management believes this reflects operational gains that have been made over the past year, including: closure of PCG’s Texas facility; manufacturing efficiency improvements; price increases on programs; and, increased benefits from supply chain management.

Consolidated Financial Results
Selected Annual Information
(in millions of dollars, except per share amounts)

	Fiscal 2007	Fiscal 2006	Fiscal 2005

Revenue	$700.1	$725.8	$760.9
Earnings (loss) before asset impairment and other charges	$(25.7)	$(2.1)	$40.3
Net earnings (loss) from continuing operations	$(82.9)	$(67.5)	$30.3
Earnings (loss) per share from continuing operations – basic and diluted	$(1.40)	$(1.14)	$0.50
Net earnings (loss)	$(85.0)	$(69.3)	$9.3
Net earnings (loss) per share – basic and diluted	$(1.43)	$(1.17)	$0.15
Total assets	$601.1	$649.8	$732.4
Total long-term debt	$39.5	$39.9	$41.1

For fiscal 2007, revenue from continuing operations was $700.1 million, $25.7 million or 4% lower than a year earlier. This decrease primarily reflected a 5% decline in ASG revenue due to the significant negative impact of foreign exchange, lower Order Bookings during fiscal 2007 and the Company’s decision to be more selective in pursuing work in the North American automotive sector. The decrease also reflected the 13% decline in PCG revenue as a result of lower volumes on customer programs and the negative impact of foreign exchange. Changes in effective foreign exchange rates reduced consolidated revenue by an estimated $23.5 million for the year ended March 31, 2007 compared to fiscal 2006.
Consolidated operating loss before asset impairment and other charges for fiscal 2007 was $25.7 million compared to a loss of $2.1 million in fiscal 2006.
Changes in effective foreign exchange rates reduced consolidated operating earnings for the year ended March 31, 2007 compared to fiscal 2006 by an estimated $11.5 million.
Amortization expense decreased $3.0 million to $29.3 million during fiscal 2007 compared to the prior year, primarily due to lower property, plant and equipment balances in Spheral Solar in fiscal 2007 resulting from the fiscal 2006 asset impairment charges. This decrease was partially offset by increased amortization related to the Photowatt France capacity expansion. Until September 30, 2005, Spheral Solar incurred no amortization expense because it was in a pre-production phase, and all development costs during this period were deferred.
Selling, general and administrative (“SG&A”) expenses for fiscal 2007 increased $21.4 million to $109.7 million compared to the prior year period and included:

•	$11.2 million of the aforementioned costs related to the solar IPO, primarily of US and Canadian legal, accounting, tax and auditing fees.

•	$7.0 million of Company-wide severance costs associated with restructuring each of the Company’s segments, including the aforementioned ASG and Photowatt amounts.

•	$4.2 million of the aforementioned Photowatt corporate costs including Photowatt corporate solar salaries, costs associated with Photowatt’s preparation for standalone internal controls certification, and other overhead expenditures that were primarily incurred in preparation for the solar IPO.
The previously described ASG California lease provision, PCG facility moves and PCG provision for receivables are also included in fiscal 2007 SG&A. In addition, fiscal 2007 includes a $3.1 million non-cash foreign exchange charge related to the repatriation of funds from its US operations back to Canada following the withdrawal of the solar IPO. These repatriated funds were economically hedged and designated as a hedge through a US dollar-denominated loan in Canada. However, under Canadian GAAP, a significant portion of the loss on the repatriation of these funds is included in income, while the offsetting gain from the US dollar loan continues to be deferred in the currency translation account on the Company’s balance sheet and not recorded in income. The Company also intends to use these funds to repay a significant portion of its US$33.8 million US-dollar denominated long-term debt.
Fiscal 2006 SG&A included a $4.7 million provision taken in respect of the Chapter 11 filing of Delphi Corporation, a $2.2 million provision related to contractual disputes with two automotive customers and $3.4 million of restructuring and severance costs.
Stock-based compensation cost decreased $0.9 million in fiscal 2007 compared to fiscal 2006. Stock-based compensation cost reflects the issuance and cancellation of employee stock options, the issuance of deferred stock units under the Directors’ compensation plan, and the market value adjustments of the outstanding deferred stock units.
Asset impairment and other charges are included in earnings from operations in fiscal 2007 and 2006. In fiscal 2007, the impairment of the various assets primarily resulted from the cancellation of the solar IPO. In fiscal 2006, $96.2 million of the total impairment resulted from uncertainty and delays in realizing cash flows from the investment in Spheral Solar and the balance in fiscal 2006 related to the reclassification of the Precision Metals land and building (see “Discontinued Operations”). The asset impairment and other charges were as follows:

Asset Impairment and Other Charges
(in millions of dollars)

	Fiscal 2007	Fiscal 2006

Inventory	$4.0	$—
Investment tax credits	5.3	—
Property, plant & equipment	4.2	52.0
Deferred development costs	—	43.7
Intangible assets	—	1.7
Other	3.5	—

Total asset impairment and other charges	$17.0	$97.4

The Company conducted its annual goodwill impairment assessment in the fourth quarter of fiscal 2007 and has determined there is no impairment of goodwill as of March 31, 2007 (2006 – nil).
Increased interest expense for the year ended March 31, 2007 reflected higher interest rates and greater usage of the Company’s credit facilities compared to fiscal 2006.
Net loss for fiscal 2007 was $85.0 million ($1.43 per share) compared to a net loss of $69.3 million ($1.17 per share) for the same period last year.
Income Taxes and Investment Tax Credits
The withdrawal of the solar IPO negatively impacted the Company’s ability to demonstrate the future utilization of its tax losses. Therefore, the provision for income taxes includes a non-cash charge of $37.6 million related to a valuation allowance against the Company’s Canadian future tax assets. These future tax assets primarily reflect income tax loss carry-forward balances generated by Spheral Solar. During fiscal 2006, approximately $39.0 million of future income taxes assets were generated related to the operating losses of Spheral Solar and, in fiscal 2007, a further $16.9 million were generated. This non-cash charge does not have any impact on the actual magnitude of the Company’s income tax loss carry-forwards which continue to be available to reduce future Canadian taxable income.
The Company records investment tax credits as a reduction of the cost of the related asset or expense when there is reasonable assurance that such credits will be realized. As with income taxes (see “Income Taxes”), the withdrawal of the solar IPO negatively impacted the Company’s ability to demonstrate the future realization of these investment tax credits. In fiscal 2007, the Company offset operating expenses with $7.3 million ($1.7 million net of the aforementioned impairment charge) of net investment tax credits in its loss from operations, primarily in the ASG segment.

Discontinued Operations
ATS Berlin: During fiscal 2007, the Company sold the key operating assets and liabilities, including equipment, current assets, trade accounts payable and certain other assets and liabilities of its Berlin, Germany coil winding business for net proceeds of 0.6 million Euro consisting of cash of 0.3 million Euro and an interest bearing note receivable of 0.3 million Euro. Accordingly, the results of operations and financial position of this business have been segregated and presented separately as discontinued operations in the Consolidated Financial Statements. The net loss from discontinued operations incurred during fiscal 2007 was $2.2 million. This loss includes a non-cash charge of $2.0 million ($2.2 million before taxes) during fiscal 2007 to write down the assets sold to their net realizable value.
Precision Metals: In fiscal 2006, the Company completed the sale of PCG’s Precision Metals business for proceeds of $4.3 million, including transaction costs. The Company retained the land and building related to these operations and entered into a lease agreement with the purchaser for use of the land and building. During the year ended March 31, 2007, the Company reclassified approximately $1.5 million of land and building assets that had been previously classified as “held for sale” back into its continuing operations due to uncertainty as to when a sale of the land and building will be completed. This reclassification also resulted in a reclassification of the related fiscal 2006 asset impairment into operating earnings, from discontinued operations. The net loss from discontinued operations incurred during fiscal 2007 was nil compared to a net loss of $1.4 million in fiscal 2006.
See Note 2 to the Consolidated Financial Statements for further details on discontinued operations.
Subsequent Events
In April 2007, the Company entered into a commitment to purchase 1,700 tonnes of metallurgical silicon commencing in 2007 and ending December 31, 2011. Advance payments are required, which will be applied against the price of the product received. Commencing in 2008, the price per kilogram of metallurgical silicon may be adjusted at the beginning of the calendar year based upon an agreed upon formula.
In June 2007, the Company entered into an eight-year commitment, commencing January 1, 2010, to purchase approximately 32 million polysilicon wafers over the term of the agreement. Advance payments are required, which will be applied against the price of the wafers received during the life of the commitment. The price per wafer will be adjusted at the beginning of each calendar year based upon an agreed upon formula.
The Company is in advanced discussions to amend the agreement governing its primary operating credit facility and its revolving bank credit facility (the “Agreement”), as described in Note 10 to the Consolidated Financial Statements. The expected amendments include an increase to the borrowing rates of 0.6% under the Agreement, an agreement by ATS Automation Tooling Systems Inc. (legal entity) to grant a charge on certain of its assets (with certain exceptions including real estate) and an agreement to reduce available credit by an amount equal to a portion of the net proceeds received by the parent company from any material asset sales, if any.
The Company expects to incur severance and other restructuring charges of approximately $2.3 million in the first quarter of fiscal 2008 related primarily to recently (May 2007) announced changes to strengthen executive management.
Summary of Consolidated Quarterly Data
(in thousands of dollars, except per share data)

Fiscal 2007	Q1	Q2	Q3	Q4

Revenue	$190,899	$164,433	$171,792	$172,951
Earnings (loss) from operations	$5,645	$(2,538)	$(2,443)	$(43,347)
Net earnings (loss) from continuing operations	$2,434	$(2,104)	$(2,356)	$(80,831)
Earnings (loss) per share from continuing operations, basic and diluted	$0.04	$(0.04)	$(0.04)	$(1.36)
Net earnings (loss)	$338	$(2,110)	$(2,389)	$(80,854)
Earnings (loss) per share, basic and diluted	$0.01	$(0.04)	$(0.04)	$(1.36)

Fiscal 2006	Q1	Q2	Q3	Q4

Revenue	$188,716	$152,050	$176,254	$208,755
Earnings (loss) from operations	$9,285	$(3,895)	$(6,631)	$(98,207)
Net earnings (loss) from continuing operations	$5,868	$(3,019)	$(5,309)	$(65,073)
Earnings (loss) per share from continuing operations, basic and diluted	$0.10	$(0.05)	$(0.09)	$(1.09)
Net earnings (loss)	$5,426	$(3,329)	$(5,801)	$(65,589)
Earnings (loss) per share, basic and diluted	$0.09	$(0.06)	$(0.10)	$(1.11)
ATS typically experiences some seasonality with its revenue and earnings due to summer plant shutdowns by its customers and traditional summer shutdowns at Photowatt France and PCG. Accordingly, revenue during the second quarter or three months ended September 30 is usually lower than in the first, third and fourth quarters. In fiscal 2007, Photowatt France also experienced an extended plant shutdown into the early part of the third quarter to allow for plant reconfiguration to accommodate additional equipment as part of its expansion.

Fourth Quarter 2007
Consolidated revenue from continuing operations for the three months ended March 31, 2007 was $173.0 million, compared to $208.8 million a year earlier. This decrease in the fourth quarter primarily reflected lower revenues from ASG and PCG segments, with Photowatt at levels similar to the fourth quarter a year ago. Foreign exchange increased fourth quarter fiscal 2007 revenue by an estimated $6.0 million compared to the fourth quarter of fiscal 2006. This increase was primarily related to the effect of the Euro and US dollar being stronger relative to the Canadian dollar on the translation of revenue from foreign subsidiaries.
Consolidated loss from operations, excluding asset impairment and other charges was $26.4 million for the three months ended March 31, 2007, compared to a loss of $0.8 million a year ago. The fourth quarter fiscal 2007 operating loss reflects Photowatt Technologies’ operating loss of $14.1 million (operating income of $1.9 million a year ago), ASG operating loss of $4.5 million (operating income $4.1 million a year ago), PCG operating loss of $1.9 million (operating income of $0.1 million a year ago), and inter-segment elimination and corporate costs of $5.9 million ($3.1 million a year ago). Changes in effective foreign exchange rates reduced consolidated operating earnings for the three months ended March 31, 2007 compared to the same period of fiscal 2006 by an estimated $0.6 million.
ASG Revenue – Fourth Quarter
(in millions of dollars)

	Three Months Ended	Three Months Ended
	March 31, 2007	March 31, 2006

Revenue by industry
Computer-electronics	$36.2	$47.8
Healthcare	32.1	49.9
Automotive	26.3	36.5
Other	19.2	7.1

Total ASG revenue	$113.8	$141.3

Revenue by installation location
North America	$73.0	$102.4
Europe	17.1	19.3
Asia/Other	23.7	19.6

Total ASG revenue	$113.8	$141.3

ASG’s revenue of $113.8 million decreased 19% compared to the fourth quarter a year ago, primarily due to lower Order Backlog entering the fourth quarter of fiscal 2007 compared to last year. By industrial market, the 28% decline in revenue from the automotive sector reflected the ongoing impact of capacity reductions and supply chain rationalization within the North American automotive sector and the decision to be more selective in bidding on automotive assignments. Management believes declines in healthcare and computer-electronics revenues are not indicative of changes in these markets and, in the case of healthcare, the decline in fourth quarter revenue reflects the impact of a $14 million order that a customer put on hold during the second quarter of fiscal 2007. Revenue from Repetitive Equipment Manufacturing (“REM”) increased from the third quarter of fiscal 2007 by $1.1 million to $9.6 million as ASG resumed shipments in January 2007 to a key customer, but declined compared to a year ago by $5.1 million. REM continues to focus on broadening its customer base to reduce exposure to fluctuations in any one customer’s equipment volume.
Compared to the fourth quarter of fiscal 2006, strong revenue gains (170% growth) were made in “Other” markets including nuclear energy and consumer products as ASG continued to broaden its customer base and strategically diversify its industrial markets. Compared to the fourth quarter of fiscal 2006, strong revenue gains (21% growth) were also registered within ASG’s Asian markets, where ATS continues to benefit from the addition of significant new productive resources. Primarily reflecting a stronger Euro and US dollar compared to a year ago, foreign exchange positively impacted ASG fourth quarter fiscal 2007 revenues by an estimated $2.6 million.
ASG Operating Results – Fourth Quarter
During the fourth quarter of fiscal 2007 and into the first quarter of fiscal 2008, the Company continued to implement structural improvements – including the previously announced workforce reductions and the closure of the ATS California facility – designed to strengthen ASG’s North American operations. Direct severance costs of $2.6 million were incurred in the fourth quarter of fiscal 2007 related to the previously announced 14% reduction (180 positions) in ASG’s workforce in Cambridge and Ohio. Beyond these direct costs, management believes there were also substantial indirect costs arising from the reorganization of staff and processes within these operations, which temporarily reduced productivity and efficiency. In addition, low Order Backlog levels entering the fourth quarter at these facilities significantly reduced capacity utilization and operating results. An inventory provision of $1.8 million was recorded during the fourth quarter of fiscal 2007 in Cambridge ASG operations, primarily related to non-core lines of business and technologies that have become obsolete due to the Company’s move to newer technology. ASG operating loss in the fourth quarter of fiscal 2007 also included a $0.7 million operating loss at its now-closed California operations.
Foreign exchange negatively impacted fourth quarter fiscal 2007 ASG operating earnings by an estimated $0.5 million compared to the fourth quarter of fiscal 2006.

Photowatt Technologies Revenue – Fourth Quarter
(in millions of dollars )

	Three Months Ended	Three Months Ended
Revenue by operating facility	March 31, 2007	March 31, 2006

Photowatt France	$37.8	$39.3
Photowatt USA	2.0	2.2
Inter-solar eliminations	(1.3)	(1.5)

Total revenue	$38.5	$40.0

Photowatt Technologies revenue declined 4% in the fourth quarter of fiscal 2007 compared to the fourth quarter of fiscal 2006. The positive impact of foreign exchange on revenue was than offset by volume declines and the estimated $0.8 million impact of lower average selling prices experienced in the quarter. As expected, and previously reported, revenue was also impacted by a delay in the shipment of certain orders during the fourth quarter. During the fourth quarter, revenue from the sale of refined metallurgical modules totalled approximately $4.1 million. These refined metallurgical modules were shipped primarily to customers in Europe.
Primarily reflecting a stronger Euro compared to the fourth quarter of fiscal 2006, foreign exchange positively impacted Photowatt revenues by an estimated $3.7 million.
Photowatt Technologies Operating Results – Fourth Quarter
(in millions of dollars)

	Three Months Ended	Three Months Ended
	March 31, 2007	March 31, 2006

Operating income (loss):
Photowatt France	$3.0	$6.0
Photowatt USA	(0.5)	0.2
SSP	(3.8)	(6.8)
Solar corporate costs	(14.2)	(0.2)
Non-cash asset impairment and other charges	(17.0)	(96.2)
Inter-solar eliminations	1.4	(1.1)

Photowatt operating loss	$(31.1)	$(98.1)

Photowatt France’s operating income for the fourth quarter of fiscal 2007 was $3.0 million (8% margin), compared to $6.0 million (15% margin) in the fourth quarter last year. Fourth quarter results include $1.2 million in incremental overhead and labour costs related to the recently completed capacity expansion. Offsetting these incremental costs was incremental operating income related to the sale of certain inventory that had a nominal book value.

Photowatt France’s amortization expense for the three months ended March 31, 2007 was $2.9 million, or $1.1 million higher than the comparable period of the prior year, relating primarily to the capacity expansion completed during fiscal 2007.
Photowatt USA’s operating loss in the fourth quarter was $0.5 million compared to income of $0.2 million in the fourth quarter of fiscal 2006.
Spheral Solar’s operating loss in the fourth quarter of $3.8 million included the impact of $0.7 million of severance, due to staff reductions in the quarter, and $0.4 million due to lower inter-company sales to Photowatt France. During the fourth quarter, Spheral Solar ceased providing optical fused powder to Photowatt France as Spheral Solar was unable to secure a long-term supply of the required silicon powder.
Solar corporate costs in the fourth quarter included $11.1 million related to the withdrawn solar IPO, primarily consisting of US and Canadian legal, tax, accounting and auditing fees. Also included in solar corporate costs were severance costs of $0.9 million related to the termination of certain solar corporate employees in light of the withdrawal of the IPO. The balance of fiscal 2007 solar corporate costs include corporate solar salaries, costs associated with Photowatt’s preparation for standalone internal controls certification, and other overhead expenditures that were primarily incurred in preparation for the solar IPO.
Non-cash asset impairment and other charges were incurred in the fourth quarter of fiscal 2007 (see “Photowatt Technologies – Non Cash Charges”).
PCG Results – Fourth Quarter
Fourth quarter PCG revenue of $21.0 million declined by $7.9 million compared to the fourth quarter of 2006 due to lower volumes on existing customer programs resulting from significant production cuts by the Big Three North American automakers.
PCG operating loss reflected $0.4 million in costs incurred in relocating its Omex operations to a larger facility, and $0.3 million in restructuring costs associated with the consolidation of its MPP operations into Cambridge and Shanghai operations. Foreign exchange negatively impacted fourth quarter fiscal 2007 PCG operating loss and revenues by an estimated $0.3 million and $0.2 million respectively, compared to fiscal 2006.
Capital Expenditures – Fourth Quarter
In the fourth quarter of fiscal 2007, the Company invested a total of $6.8 million in property, plant and equipment including deposits on equipment. This total included property, plant and equipment investments at Photowatt France of $4.6 million related to its recently completed capacity expansion and $2.2 million for property, plant and equipment within ASG, PCG and corporate.

Selling, General and Administrative – Fourth Quarter
Corporate SG&A expenses in the fourth quarter included a $3.1 million non-cash foreign exchange charge (see “Consolidated Financial Results”).
Income Taxes — Fourth Quarter
As previously discussed, the withdrawal of the solar IPO negatively impacted the Company’s ability to demonstrate the future utilization of its tax losses (see “Income Taxes”).
Summary of Investments
(in millions of dollars)

	Fiscal 2007	Fiscal 2006

Investments — increase (decrease)
Non-cash operating working capital	$(16.9)	$(21.1)
Property, plant and equipment	45.0	42.4
Acquisitions	1.5	(0.5)
Other long-term investments	5.2	13.7
Disposal of assets held for sale	(1.7)	(7.4)

Total net investments	$33.1	$27.1

In fiscal 2007, the Company’s investment in non-cash working capital decreased 9% on a 3.5% decrease in revenues. The decrease in working capital reflected numerous factors, including: lower revenue; the timing of various expenditures and collections on projects that are reflected in changes in working capital for contracts-in-progress; variations in accounts receivable; accounts payable and inventories; and the impact of changes in foreign exchange rates. Management continues to actively manage its investment in non-cash working capital relative to revenue volumes in order to improve return on investment and expects that future cash investments in non-cash operating working capital will continue to fluctuate relative to revenue volumes.
Property, plant and equipment expenditures totalled $45.0 million in fiscal 2007. Expenditures at Photowatt International totalling $36.8 million were primarily used to increase Photowatt France’s annual ingot, wafer and cell manufacturing capacity to approximately 60 MW each. Total ASG property, plant and equipment expenditures of $4.5 million in fiscal 2007 were primarily for production equipment, information technology equipment and facility renovations including production equipment and facility renovations in Dongguan and Shanghai. PCG property, plant and equipment investment of $3.2 million consisted mainly of equipment and leasehold improvements for the new Omex facility and production equipment for new programs at the PCG China facility.

During fiscal 2007, ATS acquired an additional 2% ownership in one of its subsidiaries in the Photowatt Technologies segment for cash consideration of $1.5 million. This resulted in an increase in the Company’s goodwill of $1.0 million and a decrease in the non-controlling interest in this subsidiary of $0.5 million. See Note 3 to the Consolidated Financial Statements for further acquisition-related activity.
Under Canadian GAAP, costs relating to development projects that meet certain specified criteria are to be deferred to the extent that recovery of the related development cost can be reasonably regarded as assured. As described in Note 8 to the Consolidated Financial Statements, the Company did not defer any development costs in fiscal 2007 (2006 – $8.8 million of which $8.1 million related to Spheral Solar). During the fourth quarter of fiscal 2006, the Company recorded an impairment charge on Spheral Solar™ Technology’s deferred development costs of $43.7 million.
The Company’s fiscal 2007 expenditures other long-term investments includes silicon deposits, the acquisition of a minority interest in the shares of a privately-controlled corporation and deferred preproduction costs.
The Company’s investment in deferred pre-production costs was $0.6 million at March 31, 2007 (2006 - $1.4 million). Deferred pre-production costs primarily related to qualified expenditures, other than capital equipment, for orders on hand in the Precision Components Group. Amortization of deferred pre-production expenditures totalled $0.8 million in fiscal 2007.
During the third quarter of fiscal 2007, Canadian Solar Inc. (“CSI”), a portfolio investment of ATS, completed an initial public offering of common shares on the NASDAQ exchange and trades under the symbol “CSIQ”. ATS owns 1,864,398 common shares of CSI, which are subject to resale restrictions and are carried at original cost of $0.2 million. The fair value of the Company’s long-term equity investments in publicly-traded companies, including CSI, was $26.6 million at March 31, 2007, based on quoted stock prices.
All of the Company’s investments involve risks and require that the Company make judgments and estimates regarding the likelihood of recovery of the respective costs. In the event management determines that any of the Company’s investments have become permanently impaired or recovery is no longer reasonably assured, the value of the investment would be written down to its estimated net realizable value as a charge against earnings. Due to the magnitude of certain investments, such write downs could be material.

Liquidity, Cash Flow and Financial Resources
Cash, Leverage and Cash Flow from Operations
(in millions of dollars, except ratios)

	Fiscal 2007	Fiscal 2006	Fiscal 2005

Year-end cash and short-term investments	$25.6	$27.9	$49.5
Year-end debt-to-equity ratio	0.2:1	0.1:1	0.1:1
Cash flow (used in) from operations	$(7.5)	$27.1	$92.7
Cash and short-term investments decreased by $2.4 million during fiscal 2007. This decrease was primarily as a result of the $45.0 million of capital spending partially offset by financing through increased bank indebtedness. At March 31, 2007, ATS had approximately $101 million of unutilized credit available under its various operating and term bank facilities. The Company ended the year with its debt-to-equity ratio at 0.2:1. Management believes that the Company’s foreseeable cash needs for fiscal 2008, (excluding Photowatt’s planned expansion and other elements as described in the “Rights Offering”) can be funded by cash from operations, existing cash resources, available credit and debt capacity. The Company is in compliance with its loan covenants which include among other items, a current ratio test, a balance sheet leverage test and a negative pledge test. The renewal of the Company’s core credit facilities is scheduled to occur annually in September. Although there is no assurance that these credit facilities will be renewed, the Company expects that the renewal in fiscal 2008 will include changes to its primary credit facilities to reflect the impacts of its corporate strategies and the focus on its automation business (also see “Subsequent Events”).
The Company reviews strategic acquisition opportunities on a regular basis. Acquisition cash needs, if any, would depend on the size of the acquisition and the form of purchase consideration to be paid.
The Company’s future cash flow depends on a number of factors including operating earnings, ongoing working capital requirements, the level and timing of new business and capital expenditures, and acquisitions that ATS may make. Automation systems contracts can have a significant impact on the Company’s working capital requirements due to the underlying nature of the business. Cash flow from an automation systems contract is determined by the progress billing schedule negotiated with the customer and the achievement by ATS of specified progress-billing milestones. These factors vary from contract to contract, and may result in significant changes in cash requirements from quarter to quarter. Working capital requirements in Photowatt Technologies and PCG also fluctuate due to changes in revenue, negotiated contract terms and inventory levels. Due to the tightness of silicon supply and the nature of market supply agreements the terms of those agreements can be onerous on silicon buyers. As discussed, Photowatt Technologies is considering various alternatives to improve the security of silicon supply. These alternatives may include commitments to higher pricing than in the past and advance payments against future shipments, all of which may result in a corresponding increase to investment in working capital or other long-term assets. Timing of cash flows from Photowatt Technologies and PCG may also vary depending upon the launch of production on new orders and ongoing shipment releases provided by customers. ASG, PCG and Photowatt also continue to experience demand for extended payment terms by customers.
Note 10 to the Consolidated Financial Statements describes the Company’s long-term debt position and repayment obligations at March 31, 2007. The Company’s significant commitments, including minimum lease payments under operating leases, are described in the Notes to the Consolidated Financial Statements. There are no other significant off balance sheet arrangements that management believes will have a material effect on the results of operations or liquidity.
Rights Offering
To provide funding to the Company to allow its solar business to progress and grow, the Board of Directors of ATS has approved a rights offering to raise gross proceeds of $110 million in fiscal 2008. The funding will support key elements of the solar growth plan including:
•	Acquisition of equipment (estimated cost $20 million) to increase Photowatt France’s cell capacity by approximately 20 MW to approximately 80 MW.

•	Construction of a new building and certain infrastructure (estimated cost $30 million) required to house the aforementioned cell capacity increase and also to provide for Photowatt France’s future expansion up to approximately 135 MW of annual capacity.

•	Investment in R&D (estimated cost $16 million) through a joint venture laboratory and production development facility “lab fab” with the CEA and EDF.

•	Procurement of silicon, including advance payments with respect to silicon supply contracts.
The terms of the offering will be outlined in more detail in a preliminary prospectus expected to be filed in June 2007 and a final version thereof to be filed once the subscription price of the rights has been determined and any comments of provincial securities regulators on the preliminary prospectus have been addressed. ATS expects to make the rights offering to ATS shareholders, subject to certain restrictions, with the rights being fully transferable and divisible and evidenced by rights certificates.
In conjunction with the rights offering, the Company has entered into a standby purchase agreement with three large ATS shareholders, Goldman Sachs Canada Inc., Goodwood Inc., and Mason Capital Management, LLC, pursuant to which such shareholders have made a standby purchase commitment that is subject to certain conditions usual in agreements of this nature. The standby purchase agreement provides that, should one or more holders not exercise their right to purchase common shares, and should the remaining holders decline their option to purchase such common shares, the standby purchasers will purchase all the common shares not otherwise purchased. In consideration of the agreement of the standby purchasers to purchase such common shares, the standby purchasers will be entitled, in the aggregate, to a fee equal to 3.5% of the aggregate gross proceeds of the offering. Pursuant to the standby purchase agreement, ATS and the standby purchasers have agreed to establish the subscription price of the rights based on a formula that contemplates a price equal to 75% of a formula amount based on the volume weighted average trading price of the common shares of the Company on the Toronto Stock Exchange in the periods of five trading days ended June 19, 2007 and five trading days commencing June 21, 2007, unless ATS and the standby purchasers agree to establish the subscription price at such other level as they consider appropriate.
Fiscal 2008 Expenditure Plan
Property, plant and equipment expenditures of approximately $40 million are planned for fiscal 2008. This primarily includes a portion of the costs for the planned 20 MW of cell capacity expansion at Photowatt France and, to a much lesser degree, the capital requirements for ASG and PCG. Capital spending is primarily governed by return on investment objectives and strategic initiatives, including but not limited to the Company’s need to expand capacity for new orders, update technology in response to market demands, gain increased operational efficiencies and enhance revenue opportunities in regional markets and health and safety. Capital expenditures related to new PCG orders must often be made six months or more before shipments start.
Contractual Obligations
(in millions of dollars)

		Less than 1			Beyond 5
	Total	year	1-3 years	4-5 years	years

Long-term debt	$39.5	$0.4	$4.5	$15.6	$19.0
Operating leases	16.9	4.8	7.4	3.2	1.5
Purchase Obligations	324.4	56.0	66.4	55.3	146.7
Other Obligations	0.5	0.1	0.4	—	—

Total	$381.3	$61.3	$78.7	$74.1	$167.2

The Company’s off balance sheet arrangements consist of various operating lease financing related primarily to facilities and equipment and derivative financial instruments which have been entered into in the normal course of business.
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its function currency of the Canadian dollar. The Company’s

Canadian operations generate significant revenues in major foreign currencies, primarily US dollars, which exceed the natural hedge provided by purchases of goods and services in those currencies. In order to manage a portion of this net foreign currency exposure, the Company has entered into foreign exchange forward contracts. The timing and amount of these foreign exchange contracts are estimated based on existing customer contracts on hand or anticipated, anticipated shipment volumes, current conditions in the Company’s markets, and the Company’s past experience.
In addition, from time to time, the Company enters forward contracts to manage the foreign exchange risk arising from certain inter-company loans and net investments in certain self-sustaining subsidiaries.
The Company does not use hedging to speculate, but rather as a risk management tool.
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and monitoring their creditworthiness. The Company’s credit exposure to forward contracts is the current replacement value of contracts that are in a gain position.
For further information related to the Company’s use of derivative financial instruments refer to Note 4 of the Consolidated Financial Statements.
As of June 18, 2007, the Company had 59,262,005 common shares and 2,606,087 stock options to acquire common shares of the Company outstanding.
Share Repurchase Option
Under an agreement entered into in 1998, the Company was granted the option by 566226 Ontario Ltd., a corporation at that time controlled by the Company’s founder, Mr. Klaus Woerner, to repurchase all or a portion of the ATS shares held by 566226 Ontario Ltd. upon the death of Mr. Woerner in February 2005, subject to certain limits and restrictions. This agreement was entered into to provide the Company with the ability to ensure an orderly disposition of shares controlled by Mr. Woerner’s estate.
In April 2005 the Company exercised its option to purchase for cancellation 1,974,723 ATS common shares at a price of $12.66 per share. The total purchase price of $25 million was funded by the life insurance proceeds of $25 million received by the Company under a life insurance policy that had been maintained in respect of Mr. Woerner and which was established in conjunction with the execution of the option agreement. The share repurchase reduced share capital by $11.2 million and retained earnings by $13.8 million as further described in Note 18 to the Consolidated Financial Statements.

Impact of Foreign Exchange
A decline in the value of US currency relative to the Canadian dollar had a negative impact on the Company’s revenue, operating earnings and net earnings in fiscal 2007. The table provides an estimate of the total impact on revenue and operating earnings (net of the offsetting impact of the Company’s forward exchange contracts) due to changes in foreign exchange rates for all of the Company’s principal currencies compared to fiscal 2006.
Estimated Fiscal 2007 Foreign Exchange Impact
(in millions of dollars, except percentage changes)

			Estimated	% Change vs.
			negative impact	last year
			of foreign	excluding
			exchange	foreign
		% Change vs.	included in	exchange
For the year ended March 31, 2007	As reported	last year	reported results	impact

Revenue*
Automation Systems	$466.0	(5.3)%	$19.8	(1.2)%
Photowatt Technologies	150.6	3.6%	(0.1)	3.6%
Precision Components	85.5	(13.1)%	3.8	(9.2)%
Elimination of inter-segment revenue	(2.0)

Consolidated	$700.1	(3.5)%	$23.5	(0.3)%

Operating income (loss)*
Automation Systems	$6.4	(13.3)%	$8.9	109.6%
Photowatt Technologies	(30.5)	66.6%	0.9	67.5%
Precision Components	(4.1)	(48.4)%	1.7	11.1%
Inter-segment elimination and other corporate expenses	(14.5)

Consolidated	$(42.7)	(57.1)%	$11.5	(68.6)%

*	From continuing operations
ATS continues to follow a transaction hedging program to help mitigate the impact of short-term foreign currency movements, primarily in its Canadian operations which often transact business in US dollars. This hedging activity consists primarily of forward exchange contracts for the sale of US dollars. Purchasing third-party goods and services in US dollars by Canadian operations also acts as a partial offset to US dollar exposure. Management estimates that its forward exchange contract hedging program is primarily effective for movements in currency rates within a four- to six-month period. See Note 4 to the Consolidated Financial Statements for details of the financial instruments outstanding at March 31, 2007. The impact on consolidated revenue and operating earnings from translation was a reduction of $6.1 million and $0.8 million respectively.

				Period average exchange rates in
	Year-end actual exchange rates			CDN$
	CDN$			year ended
Currency	March 31, 2007	March 31, 2006	% change	Fiscal 2007	Fiscal 2006	% change

US dollar	1.1546	1.1680	(1%)	1.1381	1.1930	(5%)
Euro	1.5418	1.4169	9%	1.4621	1.4517	1%
Singapore dollar	0.7598	0.7223	5%	0.7280	0.7177	1%

Critical Accounting Estimates
Contracts In Progress and Revenue Recognition for ASG:
The nature of ASG contracts requires the use of estimates to quote new business and most automation systems are typically sold on a fixed-price basis. As described in Note 1(i) to the Consolidated Financial Statements, revenue on automation systems and other long-term contracts is recognized under the percentage-of-completion method of accounting, which requires management to exercise significant judgment in estimating the future costs of completing individual contracts over the life of the contract. If the actual costs incurred by the Company to complete a contract are significantly higher than estimated, the Company’s earnings may be negatively affected. The use of estimates involves risks, since the work to be performed involves varying degrees of technical uncertainty, including possible development work to meet the customer’s specification, the extent of which is sometimes not determinable until after the project has been awarded. In the event the Company is unable to meet the defined performance specification for a contracted automation system, it may need to redesign and rebuild all or a portion of the system at its expense without further increase in the selling price. Certain contracts may have provisions that reduce the selling price if the Company fails to deliver or complete the contract by specified dates. These provisions may expose the Company to contingent liabilities.
ASG contracts may be terminated by customers in the event of a default by the Company or for the convenience of the customer. In the event of a termination for convenience, ATS must typically negotiate a settlement reflective of the progress achieved on the contract and/or the costs incurred to the termination date. If a contract is cancelled, Order Backlog is reduced and production utilization may be negatively impacted.
Complete provision, which can be significant, is made for losses on such contracts when such losses first become known. Revisions in estimates of costs and profits on contracts, which can also be significant, are recorded in the accounting period in which the relevant facts impacting the estimates become known.
REM revenue is recognized when earned, which is generally at the time of shipment and transfer of title to the customer, providing collection is reasonably assured.

Revenue Recognition for Photowatt International and PCG:
As described in Note 1(i) to the Consolidated Financial Statements, Photowatt International and PCG revenue is generally recognized when earned, which is normally at the time of shipment and transfer of title to the customer, providing collection is reasonably assured. While the Company may enter into long-term sales contracts, many sales are made on the basis of individual orders, as is customary in the industry. This can increase revenue volatility because shipment volumes may vary depending on customer demand.
Valuation of Deferred Development Costs:
Development activities are normally undertaken with a reasonable expectation of commercial success and of future benefits arising from the work, either from increased revenue or from reduced costs. Development costs may be deferred to the extent that costs deferred can be recovered by expected future revenues less related costs. The degree of certainty as to future benefits of particular development projects varies and, requires management judgment in assessing the amount of the expected future benefits and the degree of certainty with respect to realizing those benefits.
As described in Note 1(j) to the Consolidated Financial Statements, deferred development costs are reviewed annually for recoverability. When the criteria that previously justified the deferral of costs are no longer met, the unamortized balance is written off as a charge to earnings in that period. When the criteria for deferral continue to be met, but the amount of deferred development costs that can reasonably be regarded as assured through recovery of related future revenues less relevant costs is exceeded by the unamortized balance of such costs, the excess is written off as a charge to earnings in that period. During the year ended March 31, 2006, the Company determined that the carrying value of certain deferred development costs related to Spheral Solar were in excess of its associated estimated undiscounted future cash flows and the deferred development assets were written down by $43.7 million as further described in Note 17 to the Consolidated Financial Statements.
Valuation of Other Long-Lived Assets and Goodwill:
The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate the carrying value may not be recoverable.
As described in Note 1(g) and Note 1(h) to the Consolidated Financial Statements, long-lived assets such as property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the total of the estimated undiscounted future cash flows is less than the carrying value of the asset, an impairment loss is recognized for the excess of the carrying value over the fair value of the asset. Judgment is involved in determining the expected future cash flows that will be generated by the asset. During the year ended March 31, 2007, the Company determined that the carrying value of certain long-lived assets in respect of Spheral Solar was in excess of its associated estimated undiscounted future cash flows and plant and equipment was written down by $4.2 million ($52.0 million in fiscal 2006 for Spheral Solar and other corporate assets). During the year ended March 31, 2007, there was no write down of intangible assets ($1.7 million in fiscal 2006), as further described in Note 17.
In connection with business acquisitions completed by the Company, the Company identifies and estimates the fair value of the net assets acquired, including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. As described in Note 1(g) to the Consolidated Financial Statements, goodwill is assessed for impairment on an annual basis.
Valuation of Future Income Tax Assets and Investment Tax Credits:
As described in Note 1(i) and Note 1(m) to the Consolidated Financial Statements, the Company’s future income tax asset balance represents temporary differences between financial reporting and tax basis of assets and liabilities including research and development costs and incentives, property, plant and equipment, asset impairment charges not yet deductible and operating loss carry-forwards, net of valuation allowances. The Company considers both positive evidence and negative evidence to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance to reduce future income tax assets and investment tax credits to the amount that is more likely than not to be realized. Should the Company determine that it is more likely than not that it will not be able to realize all or part of its future income tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.
Investment tax credits and government assistance are accounted for as a reduction in the cost of the related asset or expense when there is reasonable assurance that such credits or assistance will be realized.
The withdrawal of the solar IPO negatively impacted the Company’s ability to demonstrate the future utilization of its tax losses. Therefore, the provision for income taxes includes a non-cash charge of $37.6 million related to a valuation allowance against the Company’s Canadian future tax assets. These future tax assets primarily reflect income tax loss carry-forward balances generated by Spheral Solar. During fiscal 2006, approximately $39.0 million of future income taxes assets were generated related to the operating losses of Spheral Solar and, in fiscal 2007, a further $16.9 million were generated. This non-cash charge does not have any impact on the actual magnitude of the Company’s income tax loss carry-forwards which continue to be available to reduce future Canadian taxable income.

In addition, the withdrawal of the IPO also affected the likelihood that the Company will be able to utilize existing investment tax credits generated by Spheral Solar. Accordingly, a provision was recorded against the Company’s investment tax credits in the amount of $5.3 million (nil in fiscal 2006).
Changes in Accounting Policies
Note 1 to the Consolidated Financial Statements describes the basis of accounting and the Company’s significant accounting policies.
Financial Instruments
The CICA has published three new accounting standards: “Financial Instruments – Recognition and Measurement”, “Hedges” and “Comprehensive Income”. These accounting standards introduce new requirements for the recognition and measurement of financial instruments that are designed to harmonize Canadian accounting standards with US standards. These accounting standards are being implemented by the Company for the first quarter of fiscal 2008 and the Company is still assessing the impact of these requirements. As a result of the new standards, all financial instruments and derivatives will be reported at fair value in the consolidated balance sheet with the opening adjustments recorded in opening retained earnings or “accumulated other comprehensive income.” Full disclosure as required under the new rules will be made in the Company’s first quarter Consolidated Financial Statements.
Related-Party Transactions
There were no related-party transactions in fiscal 2007.

Controls and Procedures
The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Company.
Management, including the CEO and CFO, do not expect that the Company’s disclosure controls or internal controls over financial reporting will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control systems objectives will be met.
Disclosure controls and procedures:
An evaluation of the design of and operating effectiveness of the Company’s disclosure controls and procedures was conducted as of March 31, 2007 under the supervision of the CEO and CFO as required by CSA Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The evaluation included documentation, review, enquiries and other procedures considered appropriate in the circumstances. Based on that evaluation, the CEO and the CFO have concluded that, other than as discussed below under “Internal controls over financial reporting,” the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information relating to the Company and its consolidated subsidiaries that is required to be disclosed in reports filed under provincial and territorial securities legislation is recorded, processed, summarized and reported to senior management, including the CEO and the CFO, so that appropriate decisions can be made by them regarding required disclosure within the time periods specified in the provincial and territorial securities legislation.
Internal controls over financial reporting:
The CEO and CFO have, using the framework and criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, evaluated the design of the Company’s internal controls over financial reporting and concluded that, as of March 31, 2007, certain weaknesses existed in the design of such controls that could affect the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.
One area of weakness identified concerned a lack of change management, security and access controls to ensure that all transactions are properly authorized and recorded. This weakness in information system controls has the potential to result in material misstatements in the Company’s Consolidated Financial Statements and should also be considered a weakness in the Company’s disclosure controls and procedures. Management has undertaken an initiative to implement appropriate IT change management, security and access controls that includes the engagement of external advisors to assist the Company in this implementation. Management carried out certain additional financial review procedures for the fourth fiscal quarter ended March 31, 2007.
Management has also concluded that its subsidiary Photowatt International S.A.S. has weaknesses in its internal controls as a result of a lack of sufficient finance personnel in France with an appropriate level of accounting and internal controls knowledge, experience and training. This situation has the potential to result in material misstatements in the Company’s Consolidated Financial Statements and should also be considered a weakness in disclosure controls and procedures. For the fourth quarter ended March 31, 2007, management engaged external advisors, in addition to the assignment of internal resources, to assist the Company in undertaking additional review procedures at this subsidiary with the objective of mitigating the risk of undetected material errors in the Company’s Consolidated Financial Statements and disclosures as a result of this risk. Management is in the course of recruiting qualified personnel and designing and implementing additional internal controls in order to remediate this weakness. Pending the completion of these activities, the Company intends to continue to undertake additional review procedures to mitigate the risk of undetected material errors in the Company’s Consolidated Financial Statements and disclosures.
Other Major Considerations and Risk Factors
Any investment in ATS will be subject to risks inherent to ATS’s business. Before making an investment decision, the risks described below should be carefully considered together with all other information included in this MD&A. The risks and uncertainties described below are not the only ones facing ATS. Additional risks and uncertainties that management is not aware of or has not focused on, or that management currently deems immaterial, may also impair ATS’s business operations. This MD&A is qualified in its entirety by these risk factors. If any of the following risks actually occur, they could materially adversely affect ATS’s business, financial condition, liquidity or results of operations. In that case, the trading price of ATS’s common shares could decline and an investor in common shares could lose all or part of their investment.
Strategy Execution Risks. During the past year, the Company has announced a number of strategic initiatives, including closures of facilities, work force reductions, cost reduction and business improvement initiatives. In addition, in June 2007 ATS has announced its determination to focus on its core ASG business and as a consequence, to undertake a review of strategic alternatives respecting the PCG business, to close its solar module assembly operations in New Mexico, to halt further internal development of Spheral Solar and, following investment to strengthen Photowatt Technologies, to exit its solar business. In order to be successful, the Company must execute properly upon these strategic initiatives and effectively manage the resulting changes in its operations. The Company’s assumptions underlying these actions may not be correct, the market may react negatively to these plans, the Company may be unable to successfully execute these plans, and even if successfully executed, its actions may not be effective or may not lead to the anticipated benefits within the expected time frame.
The Company has made, and will continue to make, judgments as to whether the Company should limit investment in, exit, or dispose of, its non-core businesses, and the terms and timing on which it will undertake any such actions. Any such actions may not proceed on terms or timing that is favourable to ATS, or at all. ATS’s inability to proceed with such actions on terms and timing favourable to it may have a material adverse effect on the Company’s business, results of operations and financial condition.
Any decision by ATS to further limit investment in, or exit or dispose of, its non-core businesses may result in the recording of additional restructuring and other charges. As well, future decisions respecting these businesses or market conditions may trigger further write-downs of the tangible and intangible assets of these non-core businesses following a review as to their recoverability, due to uncertainties in the estimates and assumptions used in asset valuations, which are based on its forecasts of future business performance, and accounting estimates related to the useful life and recoverability of the net book value of these assets, including inventory, goodwill, net deferred taxes and other intangible assets.
Automation Systems Pricing. Individual prices and terms for automation systems contracts are typically negotiated between ATS and its customers. Profit margins vary depending on a number of factors, including, but not limited to, market conditions, technical risk, competition, the results of negotiation and revenue mix.
Automation Systems Revenue Mix. An automation systems order typically requires ATS to integrate third-party content (third-party equipment, components and subcontract work) with its own products and services (ATS value-added) to produce a complete automated manufacturing system. Third-party content typically comprises a significant portion of the total value of an automation systems order. Specific third-party equipment, reflecting the functional requirements of the system, is often required under the terms of the customer’s order. ATS subcontracts work on an automation systems order as required to supplement internal resources and to manage capacity, and customer delivery schedules. The amount of revenue ATS earns from third-party content in automation systems in a particular reporting period depends primarily on the value of such content integrated by ATS during that period. The amount of third-party content may be subject to significant fluctuations from period to period and depends upon the nature and specifications of the automation systems orders in process, the value and timing of deliveries of third-party content, and the amount of subcontracting used in the period.
ASG typically earns significantly lower margins on third-party content compared to margins from ATS value-added content. Therefore, higher-than-normal third-party content in a period may increase revenues while diluting margins, whereas lower third-party content in a period may reduce revenues and increase margins.

First-Time Assignment and Production Risks. ASG earnings and operating margins may also be impacted by changes in the proportion of revenue derived from first-time automation systems projects compared to repeat automation systems projects. First-time systems may have lower margins than repeat systems because the technical risks associated with the development of such projects are higher and the costs of non-recurring engineering and development may be higher than the amounts provided for in the Company’s quotation. Repeat systems are often completed more quickly, at lower cost and with better margins because the development work was completed on previous projects. Projects from first-time customers also have increased risk of lower margins as customer expectations may vary from those of the Company, resulting in higher costs to complete customer acceptance of the order.
Photowatt Technologies has from time to time experienced lower than anticipated manufacturing yields during the production of new products or the installation and start-up of new process technologies or equipment. The manufacture of solar cells is a highly complex process and Photowatt Technologies must meet stringent quality requirements. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases, cause production to be suspended or yield no output. As Photowatt Technologies expands its manufacturing capacity and brings additional lines or facilities into production, it may experience lower yields, as is typical with any new equipment or process. Management also expects to achieve lower yields initially as Photowatt Technologies increases the use of refined metallurgical silicon and uses increasingly thinner wafers. If Photowatt Technologies does not achieve planned yields, its sales and profitability could decrease and its relationships with its customers and its reputation may be harmed.
Automotive Market Risk. The North American automotive market is undergoing significant restructuring and challenges related to the operations of the ‘Big Three.’ While ATS does not directly serve these companies, it does generate revenue in ASG and PCG from suppliers to the Big Three. Due to the severity of these rationalization steps, and the potential impact on the financial health of these automotive parts suppliers, ATS faces heightened risks in serving the North American automotive market, including the risks of financial failure by customers, increased pricing pressure which may lead to further margin compression, and increased risk of customer disputes and litigation. Additionally, the competitive environment in the automotive industry has been intensifying as customers seek to take advantage of lower operating costs in China, other low cost countries in Asia and parts of Eastern Europe. ATS has adopted a number of policies to manage and monitor its future exposure to automotive customers. As a result, ATS must grow in other markets to offset its more selective approach to automotive opportunities, which may result in reduced revenues from this sector. There is no guarantee that the automotive assignments ATS chooses to engage in will be profitable or as profitable as expected when quoted by ATS or that the Company will be able to offset challenges in the automotive market by growing in other markets. Sales cycles in other markets for automation, particularly for healthcare, can be longer and there is no guarantee that order flow will match ATS’s requirements for optimal capacity utilization.

Competition Risk. Many of ATS’s current and potential competitors, particularly within the PCG and Photowatt Technologies segments, may have greater brand name recognition, more established distribution networks, access to larger customer bases, longer operating histories, and substantially greater financial, distribution, technical, sales and marketing, manufacturing and other resources than ATS does. As a result, those competitors may have advantages relative to ATS, including stronger bargaining power with suppliers that may result in more favourable pricing, the ability to secure supplies at times of shortages, economies of scale in production, the ability to respond more quickly to changing customer demands and the ability to devote greater resources to the development, promotion and sales of their products and services. Additionally, ATS is facing increased competition from suppliers that have manufacturing operations in low cost countries. While ATS continues to expand its manufacturing footprint with a view to taking advantage of manufacturing opportunities in low cost countries, management cannot guarantee that ATS will be able to fully realize such opportunities.
ATS obtains most of its contracts through competitive bidding processes that subject ATS to the risk that it will expend substantial time and effort on proposals for contracts that may not be awarded to it. ATS cannot assure that it will continue to win competitively awarded contracts at the same rate as in the past.
Photowatt Technologies competes in the solar market, which is intensely competitive and rapidly evolving. Many of Photowatt Technologies’ competitors have established more prominent market positions, and if Photowatt Technologies fails to attract and retain customers and establish successful distribution networks in its target markets for its products, it will be unable to compete. Photowatt Technologies expects to compete with future entrants to the solar market that offer new technological solutions which could cause its products to become obsolete or uncompetitive.
Foreign Exchange Risk. The operation and activities of the Company in foreign markets creates both foreign currency translation and transaction exposure to changes in exchange rates, primarily to the US dollar and the Euro. This risk is significant during periods when the relative value of the Canadian dollar increases sharply against foreign currencies because contracts are fixed at certain pre-determined exchange rates. The accounting policy for foreign currency translation is described in Note 1(b) to the Consolidated Financial Statements. The Company does not hedge its earnings translation exposure. Therefore, the impact of changes in exchange rates on the translation of the earnings of foreign subsidiaries into Canadian dollars will be directly reflected in consolidated earnings. However, to reduce its estimated net foreign currency transaction exposure, the Company maintains a hedging program which is described in Note 4 to the Consolidated Financial Statements. To the extent net foreign currency cash inflows are not fully hedged, strengthening of the Canadian currency, vis-à-vis these foreign currencies, will negatively impact the Company’s earnings stated in Canadian dollars. The transaction hedging program helps mitigate the short-term impact of changes in exchange rates on the Company’s revenues, earnings, balance sheet and Order Backlog while the Company seeks to adjust to longer-term changes in exchange rates and the impact on the Company’s competitiveness in foreign markets.

To further reduce the longer-term impact of US dollar currency movements on the Company’s competitiveness, ATS has a significant operating presence in the US and may also be able to manage the amount of foreign purchases in its Canadian operations to reduce its net currency exposure. However, the Company has significant competition located in the US, and, to the extent the Company’s Canadian operations are not able to adjust to changes in exchange rates by reducing costs, increasing work in the US, or by providing more valuable products that command higher prices, revenues and earnings will be negatively impacted. The Audit and Finance Committee of the Board of Directors regularly reviews the Company’s hedging policy and activities. Management cannot predict the impact of future exchange rate fluctuations on ATS’s results of operations and ATS may incur net foreign currency losses in the future. Therefore, fluctuations in currency exchange rates could have a material adverse effect on ATS’s business, financial condition and results of operations.
International Business Risks. While ATS’s headquarters are in North America, its currently has direct operations in both Europe and the Asia Pacific region. Management anticipates that these international operations will continue to require significant management attention and financial resources to localize ATS’s services and products for delivery in these markets, to accommodate knowledge transfer and standardization of processes, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. In addition to the foreign exchange risk previously discussed, ATS is also subject to various other risks associated with operating in or servicing customers in foreign countries, including: the cost and complexity of using foreign representatives and consultants; complying with laws in multiple jurisdictions; contracting under foreign laws without advice from local counsel; inability to recruit qualified personnel in a specific country or region; difficulty in staffing foreign operations in diverse cultures; language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business; difficulty in establishing and maintaining relationships with local vendors; trade, customs and tax risks, such as the imposition of tariffs, embargoes, controls and other restrictions impending the free flow of goods, information and capital; transportation delays and interruptions; increases in shipping costs or increases in fuel costs; longer payment cycles; greater difficulty in collecting accounts receivable; insufficient infrastructure; use of incompatible systems and equipment; increases in working capital requirements related to long supply chains; difficulty in protecting intellectual property rights; multiple, and possibly overlapping, tax structures; potentially adverse tax assessments; climatic or other natural disasters; acts of terrorism; and general changes in economic and geopolitical conditions that may affect local economies and access. Expanding ATS’s business in emerging markets is an important element of its strategy and, as a result, ATS’s exposure to the risks previously described may be greater in the future. The likelihood of such occurrences and their potential effect on ATS vary from country to country and are unpredictable.
Pricing, Quality, Delivery and Volume Risk. PCG manufactures engineered components and subassemblies primarily for automotive customers, typically under long-term, high-volume commitments of up to 10 years. Many of these commitments are sole-sourced, usually to tier one, tier two or tier three automotive customers. However, non-automotive products supplied by PCG and products supplied by ASG and Photowatt Technologies are often not sole-sourced. The existence of competitive suppliers of these precision components, automation, and solar products may expose the Company to greater pricing pressure and volume risk.
Typically, PCG and Photowatt Technologies contracts do not provide the Company with volume guarantees. The actual volume of product shipped may vary materially from planned levels during the term of the contract and from quarter to quarter. Variations from planned volumes may occur for a number of reasons including changes in demand for the customer’s end product, capacity constraints, quality problems, competition, and obsolescence. Significant changes in volumes are likely to have a material impact on the level of fixed cost absorption and the profitability of ATS. The Company operates on a purchase order basis with most of its customers, meaning customers may cancel or reschedule purchase orders on relatively short notice. Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales or revenue without allowing sufficient time to reduce, or delay the incurrence of, corresponding inventory and operating expenses. Moreover, certain lines of business carried on by the Company sell to a limited number of customers.
ATS is required to remain competitive on price, quality and delivery as a condition of many of its contracts. Pricing is often subject to revision and adjustment as a result of negotiations and cost reduction obligations to which the Company may be subject. Price reductions may also be mandatory under the terms of some contracts. The Company may also believe it necessary to voluntarily reduce prices as a way to secure higher proportions of customers’ releases or orders when competitive circumstances exist. To the extent ATS is obligated, or agrees, to reduce prices, and the impact of these reduced prices is not offset through cost reductions or efficiencies gained from higher volumes, operating margins and earnings will be negatively impacted. Failure to remain competitive on price, quality and delivery may result in the loss of single source status (if in place), reduced shipments and possible termination of the contract. Management believes such terms are customary in the industries in which it currently operates.
Risks Associated with Product Failure. ASG and PCG generally manufacture or assemble products based on the specifications of third parties. Although the Company takes steps to contractually reduce the risk of product liability-related claims, the success of these measures cannot be assured with certainty. The effectiveness of such contractual limitations of liability depends, to a significant degree, on judicial decisions and the application of ever-developing jurisprudence in each of the jurisdictions in which the Company operates. As with other solar product manufacturers, Photowatt Technologies is exposed to risks associated with product liability claims in the event that the use of its solar products results in injury. Because Photowatt Technologies’ products are electricity producing devices, it is possible that users could be injured or killed by its products, whether by product malfunctions, defects, improper installation or other causes. The Company generally arranges its product liability insurance coverage limits consistent with industry practice, having regard to the size and nature of its business. However, if an alleged product defect results in direct injury or loss, these factors may result in liability to the Company that may exceed the limits of its liability insurance policy and may have an adverse effect on future operating results.
Products and equipment manufactured by ATS are highly complex and sophisticated and may contain defects that are difficult to detect and correct. Defects may be found in ATS’s products or equipment after they are delivered to the customer and been fully deployed and operated under peak stress conditions. Correcting such defects could require significant costs and ATS may not be able to correct such defects in a timely manner, or at all. In addition, some of ASG’s products and equipment are combined with products from other suppliers, which may contain defects. As a result, should problems occur, it may be difficult to identify the source of the problem. The occurrence of such defects and failures could result in warranty claims, the loss of customers, failure to attract new customers or achieve market acceptance, significant re-engineering costs, diversion of development and engineering resources or significant impact on business reputation.
ATS provides warranties for its products and equipment and accrues allowances for estimated warranty costs. The determination of such allowances requires management to make estimates of product return rates and expected costs to repair or replace the products or equipment under warranty. Management establishes warranty reserves based on historical warranty costs, and accordingly, if actual return rates or repair and replacement costs differ significantly from such estimates, adjustments to recognize additional cost of sales may be required in future periods.
Photowatt Technologies’ standard product warranty provides for a five-year limited warranty in connection with module malfunctions and additional limited warranties in connection with modules’ loss of power over time that, depending on the product and its use and these range from five to 25 years. These limited warranties apply only in the event that the Company’s materials and/or workmanship is defective, and require the Company at its option either to repair, replace or (except in connection with loss of power) provide a refund in respect of the products affected. Management believes Photowatt Technologies’ warranty periods are consistent with industry practice. Due to the long warranty period and Photowatt Technologies’ proprietary technology, the Company bears the risk of extensive warranty claims long after having shipped product and recognized revenue. Although Photowatt Technologies conducts accelerated testing of its solar products, such testing cannot simulate the full warranty period. As a result of these factors, Photowatt Technologies may be subject to unexpected warranty expense, which in turn would harm the Company’s financial results. Any increase in the defect rate of Photowatt Technologies’ products would cause an increase in the amount of warranty reserves and have a corresponding negative impact on the Company’s Consolidated Financial Statements.
Risks Associated with the Solar Market. The solar market is at a relatively early stage of development, and the extent to which solar products will be widely adopted is uncertain. This market is rapidly evolving and is characterized by continually improving technology providing more efficient and higher power output, improved aesthetics and smaller size at competitive prices. The Company will need to invest significant financial resources in research and development to keep pace with technological advances in the solar industry and to effectively compete. However, research and development activities are inherently uncertain, the Company may encounter practical difficulties in commercializing Photowatt Technologies’ products under development, and significant expenditures on research and development may not reap corresponding benefits. Market data on the solar industry is not as readily available as is data in more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If solar technology proves unsuitable for widespread adoption or if demand for solar products fails to develop sufficiently, Photowatt Technologies may not be able to grow its business or generate sufficient revenue to operate profitably. In addition, demand for solar products in Photowatt Technologies’ targeted markets may not develop or may develop to a lesser extent than management anticipated. Many factors may affect the viability of widespread adoption of solar technology and demand for solar products, including: cost-effectiveness of solar products compared to conventional and other non-solar energy sources and products; performance and reliability of solar products compared to conventional and other non-solar energy sources and products; availability of government subsidies and incentives to support the development of the solar industry; success of other alternative energy generation technologies, such as fuel cells, wind power and biomass; fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels; capital expenditures by end users of solar products, which tend to decrease when the economy slows down; nature and rate of advances in solar technologies; and deregulation of the electric power industry and broader energy industry.
Profitability of Photowatt Technologies. The solar market is characterized by long and variable delays between expenses incurred for research and development and the generation of revenue, if any, from such expenditures. Photowatt Technologies incurred an operating loss of $30.5 million in fiscal 2007, including Spheral Solar operating loss before asset impairment and other charges of $14.7 million in fiscal 2007. Photowatt Technologies may not be able to achieve profitability in the future, and if achieved, such profitability may not be sustained. Photowatt Technologies’ future success in attaining profitability and growing revenue and market share for its products will depend upon its ability to develop products that have a competitive advantage, build Photowatt Technologies’ brand image and reputation, attract orders and increase efficiency in its production process. If Photowatt Technologies does not achieve or sustain profitability or otherwise meet the expectations of securities analysts or investors, the market price of the Company’s common shares may decline.
In the first quarter of fiscal 2008, ATS announced it intends to halt further internal development work on its Spheral Solar technology, which may substantially limit its ability to realize any value from this technology. Although the Company intends to explore the possible sale or licensing of the Spheral Solar assets, it may not be successful in finding a party interested in licensing or purchasing the technology. This decision may also impact the Company’s discussions with third parties related to realizing value for the technology.

New Product Market Acceptance, Obsolescence, and Commercialization Risk. Market risk for new or developing technologies such as Spheral Solar technology, automation technology platforms and solar products including refined metallurgical silicon products may be higher than for the Company’s more established customer solutions and products. There is no assurance that new products will be accepted by the market, that planned volumes will be realized over the product life or that the product life will not be shorter than expected due to product obsolescence or competitive products in the marketplace. New products that are launched by ATS, or its competitors, may also have price or other advantages over earlier generations of products which compete for the same business, resulting in inventory obsolescence. In addition, newer product offerings may also require more significant marketing and sales efforts to gain market acceptance.
Until very recently, Photowatt France’s customers have not used solar products made using refined metallurgical silicon and management cannot be certain that customers will view them as acceptable alternatives to solar products made using polysilicon. Photowatt France used refined metallurgical silicon to manufacture approximately 14% of its solar modules in the fourth quarter of fiscal 2007 and, the Company expects to use a significant part of Photowatt France’s manufacturing capacity in fiscal 2008 to produce refined metallurgical silicon products. The cells Photowatt France currently manufactures using refined metallurgical silicon have lower efficiencies than solar cells it makes using polysilicon and use more silicon on a grams per watt basis. Cell efficiency is important to Photowatt France’s customers as lower cell efficiency can result in the need for larger, or a greater number of, modules. Although Photowatt France charges less on a per watt basis for solar products made using refined metallurgical silicon, if there is resistance to such products, Photowatt France may be required to further reduce its prices, which would adversely affect its revenue and results of operations. Customers may not accept products made using refined metallurgical silicon. If a significant number of customers were to object to products made using refined metallurgical silicon, the Company could be required to obtain polysilicon at much higher cost to fulfill its contracts with these customers. If the Company were unable to obtain polysilicon due to insufficient supply in the market or otherwise, Photowatt France would not be able to fulfill its obligations to its existing customers or attract new customers, which could result in financial damages, loss of customers, damage to Photowatt France’s reputation and adverse impact to its revenue and results of operations.
Furthermore, Photowatt France sees a need to both increase the efficiency of its refined metallurgical silicon cells and decrease the use of refined metallurgical silicon on a grams per watt basis through research and development efforts. There can be no certainty that Photowatt France will be successful in this regard. Inability to increase cell efficiencies and/or reduce the amount of silicon used could render the use of refined metallurgical silicon uncompetitive and unprofitable, which could have a material adverse effect on ATS’s business, financial condition and results of operations.
Government Subsidies for Solar Products and Regulation of Utility Sector. The current dependence of the solar market on government subsidies may create market volatility including rapid changes in demand and pricing. Management believes that market demand for Photowatt Technologies’ solar products is driven, in part, by government incentives that make the economic cost of solar power more competitive with traditional forms of electricity. The unsubsidized cost of using solar energy is currently more expensive, on a per watt basis, than the retail cost of conventional hydroelectric, nuclear or fossil fuel-generated energy sources in most industrialized regions of the world. As a result, federal, state, provincial and local governmental bodies in many countries, including Germany, France, Spain, Italy, the United States, China and Canada, have provided subsidies in the form of cost reductions, tax write-offs and other incentives to end users, distributors, systems integrators and manufacturers of solar cells and solar modules. Reduction or elimination of these government subsidies and economic incentives because of policy changes, fiscal tightening or other reasons may result in market volatility, including rapid changes in demand and pricing, as well as the diminished competitiveness of solar energy, and could materially and adversely affect the growth of these markets. For example, in 2005, Japan, one of the largest markets for solar products, eliminated its direct subsidies in favour of other incentive programs, which may not be as successful in promoting the adoption of solar energy in that market. Other jurisdictions, such as Germany, have subsidy programs that are designed to decline over time. Government subsidies and economic incentives may change depending on various factors including the particular political situation of the country providing the subsidy. The reduction or elimination of government subsidies and economic incentives for solar energy applications, especially those in Photowatt Technologies’ target markets, could decrease demand for its products and cause its revenue to decline.
Moreover, the market for power generation products is heavily influenced by the internal policies of electric utilities companies. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electricity transmission grid or for having the capacity to use power from the electricity transmission grid for back-up purposes. These fees could increase end users’ costs of using Photowatt Technologies’ solar products and make such products less desirable, thereby having an adverse effect on Photowatt Technologies’ business, financial condition and results of operations.
Liquidity and Access to Capital Markets. While management believes that, upon successful completion of the proposed ATS rights offering, ATS will have sufficient liquidity to fund its current operating and working capital requirements, ATS may need to raise additional debt or equity capital to fund expansion of its operations including expansion of Photowatt Technologies’ manufacturing capacity; to facilitate silicon supply procurement, expansion of distribution networks, investment in partnerships and research and development; and to enhance its services and products, or to invest in or acquire additional capital projects or complementary products, services, businesses or technologies. The ability of ATS to arrange such financing to fund investments in future opportunities will depend in part upon prevailing capital market conditions as well as ATS’s business performance. ATS’s access to financial markets could be adversely impacted by various factors including: changes in credit markets that reduce available credit or the ability to renew existing facilities on acceptable terms; a deterioration in

ATS’s financial situation that would violate current covenants and/or prohibit ATS from obtaining capital from banks, financial institutions, or investors; an adverse perception in capital markets of ATS’s financial condition or prospects; a decline in credit ratings; extreme volatility in credit markets that increase margin or credit requirements; significant changes in market interest rates; general economic conditions; or volatility in its results that would substantially increase the cost of its capital. Credit ratings may be impacted by many external factors beyond ATS’s control and accordingly, no assurance can be given that ATS’s credit ratings will not be reduced in the future. Any debt financing secured by ATS in the future could involve restrictive covenants relating to its capital-raising activities and other financial and operational matters, which may make it more difficult for ATS to obtain additional capital and to pursue business opportunities, including potential acquisitions. There can be no assurance that ATS will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to management. If ATS raises additional funds through further issuances of convertible debt or equity securities, its existing shareholders could suffer significant dilution, and any new equity securities ATS might issue could have rights, preferences, and privileges superior to those attaching to its common shares.
Expansion Risks. New PCG contracts may require the Company to invest in new production equipment, systems and, sometimes, facilities often on tight time schedules and often without guaranteed revenue volumes. Photowatt Technologies is also required to invest in and adopt new production processes and additional manufacturing capacity to gain efficiencies and increase manufacturing output. ASG has expanded in Asia in response to customer demand and business opportunities. Bringing new investments into production quickly may expose the Company to integration risks depending on the size of the investment, the schedule, the technology involved, and the nature of the products to be produced. When production is started, the Company often incurs higher costs and lower production rates than for more established programs and may encounter significant costs to correct problems which may arise. Furthermore, failure to meet a customer’s requirements may negatively impact the Company, including possible termination of the contract. If the Company is unable to invest in and successfully implement new equipment, systems, processes and facilities, the Company may be unable to expand its business as planned.
The Company may also experience negative impacts on operating results during periods of rapid change. New employees added in highly skilled areas may take 12 months or more to become fully trained in ATS-specific technologies and procedures. New facilities may not be fully utilized immediately upon occupancy. Until new employees and new facilities are fully productive, operating margins may be lower than optimal. In addition, because of high recruiting and training costs and the competitive advantages of retaining a stable and experienced workforce, the Company may retain skilled workers during periods of reduced demand resulting in lower earnings and operating margins during such periods. ATS’s strategy addresses expansion and a number of other objectives. There is potential for negative sentiment towards the Company and resulting impairment of the Company’s reputation if this strategy does not meet with optimal reception by ATS’s customers and/or the market in general or in the event of customer disputes or other performance issues.

Photowatt Technologies’ future success depends on its ability to significantly increase both manufacturing capacity and output. If Photowatt Technologies is unable to do so, it may be unable to expand its business, decrease its costs per watt and maintain its competitive position. To manage the potential growth of its operations, Photowatt Technologies will need to improve its operational and financial systems, procedures and controls, increase manufacturing capacity and output, and expand, train and manage its growing employee base. Furthermore, Photowatt Technologies will be required to maintain and expand its relationships with customers, suppliers, joint venture partners and other third parties. Photowatt Technologies’ ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including: the need to raise significant additional funds to purchase raw materials and equipment or to build additional manufacturing facilities; delays and cost overruns as a result of a number of factors, many of which may be beyond its control, such as increases in raw materials prices and problems with equipment vendors; delays or denial of required approvals by relevant government authorities; diversion of significant management attention and other resources; shortages of equipment or skilled labour; and failure to execute its business plan effectively. Photowatt Technologies’ current and planned operations, personnel, systems, internal procedures and controls may not be adequate to support its future growth and management may not have made adequate allowances for the costs and risks associated with its expansion of operations. If Photowatt Technologies is unable to manage its growth effectively, it may not be able to take advantage of market opportunities, execute its business strategies or respond to competitive pressures.
Availability of Human Resources and Dependence on Key Personnel. The Company’s business is knowledge-based. Management believes that to increase capacity it must continue to attract, retain and develop employees whose specialized skills are increasingly in demand. The Company’s future success also depends upon a number of key members of ATS senior management. The unexpected loss or departure of any of the Company’s key officers or employees could be detrimental to the future operations of the Company. There can be no assurance that the Company will be able to engage the services of such personnel or retain its current personnel. Management seeks to have employment and compensation policies and practices in place that, to the extent reasonably possible, enhance the retention and future recruitment of qualified personnel.
ATS is party to several legislatively imposed collective agreements throughout its business segments, which may be subject to expiration at various times in the future. If ATS is unable to renew these collective agreements as they become subject to renegotiation from time to time, this could result in work stoppages and other labour disturbances. Additionally, certain of Photowatt Technologies’ non-management employees in France belong to a trade union, and all of its non-management employees as well as all non-management employees of ASG’s French operations are covered by a collective bargaining agreement. Future industrial action, or the threat of future industrial action, by Photowatt Technologies’ employees in response to any future efforts by management to reduce labour costs, restrain wage increases or modify work practices could adversely affect Photowatt Technologies’ business by disrupting production or constraining its ability to carry out any such efforts.
Intellectual Property Protection Risks. The success of ATS depends in part upon its ability to protect its intellectual property and proprietary technology. ATS relies primarily on patent, trademark, trade secret, copyright law and other contractual restrictions to protect its intellectual property. Nevertheless, these afford only limited protection and the actions ATS takes to protect its intellectual property rights may not be adequate. It is possible that, some or all of ATS’s confidentiality agreements will not be honoured; disputes will arise with customers, consultants, strategic partners or others concerning the ownership of intellectual property; unauthorized disclosure of ATS’s know-how, trade secrets and other confidential information will occur; or third parties may copy, infringe, misappropriate or reverse engineer ATS’s proprietary technologies or other intellectual property rights.
ATS’s success and ability to compete is impacted by the patent protection it obtains for its proprietary technology. ATS holds a number of patents and has made applications for other patents. ATS’s patent applications may not result in issued patents, and even if they result in issued patents, the patents may not have claims of the scope ATS seeks. In addition, any issued patents may be challenged, invalidated or declared unenforceable, or competitors could develop similar or more advantageous technologies on their own or design around ATS’s patents. The value of ATS’s patents depends in part on their duration. Shorter periods of patent protection are relatively less valuable. Because the period between the filing of a patent application to the issuance of a patent is often longer than three years, a 20-year patent term from the filing date may result in substantially shorter patent protection. In some cases, ATS may need to refile some patent applications and, in these situations, the patent term will be measured from the filing date of the earliest prior application to which benefit of earlier filing date in the applicable jurisdiction is claimed in such a patent application. This would also shorten ATS’s period of patent exclusivity. Similarly, because of the extensive time required for the development and commercialization of products based on ATS’s technologies, it is possible that, before some products can be commercialized, any related patents may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of these patents and making it unlikely that ATS will be able to recover investments it has made to develop its technologies and products based on its technologies. A shortened period of patent exclusivity, resulting from a change in patent laws, the passage of time, or otherwise, may negatively impact ATS revenue protected by its patents.
Some of ATS’s locations, including its solar operations in France, generally do not require their employees (including research and development personnel) to sign confidentiality or other agreements in respect of their intellectual property, nor do they require contractors to sign general agreements in respect of intellectual property developed for ATS. This could adversely affect ATS’s ability to secure, protect and/or enforce intellectual property developed by and/or for ATS. Any inability to adequately secure, protect and/or enforce its proprietary rights could harm ATS’s ability to compete, generate revenue and grow its business, which could have a material adverse effect on its business, financial condition and results of operations.
Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce ATS’s intellectual property rights, protect its trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of any such potential litigation may not be in ATS’s favour. Such litigation may be costly and may divert management attention away from ATS’s business. In certain situations, ATS may have to bring such suit in foreign jurisdictions, in which case it is subject to additional risk associated with the result of the proceedings and the amount of damage that it can recover. Certain foreign jurisdictions may not provide protection to intellectual property comparable to that provided in the United States and Canada. An adverse determination in any such litigation would impair ATS’s intellectual property rights and may harm its business, financial condition and results of operations. ATS’s present and future patents may provide only limited protection for its technology and may not be sufficient to provide ATS with competitive advantages. In addition, given the costs of obtaining patent protection, ATS may choose not to protect certain innovations that later turn out to be important.
Any inability to obtain or adequately protect ATS’s proprietary rights could harm its ability to compete, generate revenue and grow its business, which could have a material adverse effect on its business, financial conditions and results of operations.
Risk of Infringement of Third Parties’ Intellectual Property Rights. ATS’s success depends on its ability to use and develop its technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. ATS may be unaware that it infringes third-party intellectual property rights, in particular process-related patents. ATS may become subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of ATS’s technical and management personnel. An adverse determination in any such litigation or proceedings to which ATS may become a party could subject ATS to significant liability to third parties, divert ATS’s management’s attention and resources, require ATS to seek licenses from third parties, to pay ongoing royalties, or to redesign its products, or subject ATS to injunctions prohibiting the manufacture and sale of ATS’s products or the use of its technologies. Protracted litigation could also result in ATS’s customers or potential customers deferring or limiting their purchases or use of ATS’s products until resolution of such litigation. All these judgments could materially damage ATS’s business. ATS believes that as technology develops, it may have to develop non-infringing technology, and its failure to do so or obtain licenses to the proprietary rights on a timely basis or on desired terms could have a material adverse effect on its business, financial condition and results of operations.

Availability of Raw Materials and Other Manufacturing Inputs. Inability to secure enough raw materials and other inputs to meet sales demands could negatively impact sales and earnings. Most equipment and other supplies that are integrated into automation systems are typically available from several suppliers. Customers may specify a particular supplier for certain components of their automation system, and this specification may constrain the availability of that equipment or supply. Availability of such items has, to date, not caused any significant difficulties in ASG or PCG. The plastics, metals and other raw materials used most commonly in PCG operations are also available from several sources. Changes in prices for raw materials may not be recoverable through price changes under the contract terms with the Company’s customers. Rapid changes in raw material costs are likely to have a related impact on the profitability of ATS.
Within Photowatt Technologies’ operations, the supply of solar-grade silicon is currently the most important raw material for the production of solar wafers, spheres, cells and modules. To maintain competitive manufacturing operations, Photowatt Technologies must obtain silicon in sufficient quantities and of acceptable quality, on a timely basis and at acceptable prices as there are only a limited number of suppliers. Strong growth in demand for silicon for use in solar cell and module production and for use in the semiconductor industry has led to an industry-wide shortage of silicon and to significant price increases in silicon. Increases in silicon prices have in the past increased Photowatt Technologies’ manufacturing costs and may impact its manufacturing costs and net income in the future. Some suppliers of silicon also supply to silicon wafer manufacturers for the semiconductor industry, which typically have greater buying power and market influence than manufacturers for the solar cell industry. As a result, increases in the demand for silicon from the semiconductor industry may in the future result in late deliveries or supply shortages with respect to the silicon that Photowatt Technologies needs as raw material. This could result in reduced manufacturing output, delayed or missed shipments, damaged customer relationships and decreased revenue and gross margins. As demand for solar cells has increased, Photowatt Technologies and many of its principal competitors have announced plans to add additional manufacturing capacity. As this manufacturing capacity becomes operational, it will increase the demand for silicon and may further exacerbate the current shortage and price increases. Photowatt Technologies may not be able to secure a sufficient supply of polysilicon, whether conventional or fines and powder, or refined metallurgical silicon, to meet its needs.
The Company has a strategy for ensuring that a sufficient supply of silicon is available to Photowatt France to meet its requirements based on planned capacity through to fiscal 2012. This strategy involves utilizing its existing inventory of silicon, supply commitments pursuant to contracts that it has entered into with silicon suppliers, confirmed purchase orders with suppliers, and other sources of silicon that it has identified, but with respect to which no firm commitment exists. Some of Photowatt France’s suppliers are relatively new and are in the course of building and refining their manufacturing capacity and processes. The ability of these suppliers to supply Photowatt with silicon is also dependant upon them obtaining the raw materials they require. Certain of these suppliers have not been able to ensure that the quantity and quality of silicon supplied to Photowatt France meet its requirements or that deliveries are made on time. In the case of its Chinese suppliers which are relatively new suppliers of silicon, Photowatt has experienced shortfalls in shipment levels and quality relative to commitments made by those suppliers. Given that the legal system in China is not as advanced as that of countries in which Photowatt France’s other suppliers are based, and that the courts in China may not enforce judgements of a foreign court, Photowatt France may not have effective legal recourse against suppliers in China that do not meet contractual commitments. In the event that Photowatt France does not receive a sufficient quantity of silicon meeting its quality requirements on a timely basis from its suppliers in the future, it may experience reduced manufacturing output, delayed or missed shipments, damaged customer relationships, decreased revenue and gross margins and higher operating costs.
Photowatt Technologies is continuing to devote resources to secure additional supply to enable its operations to grow without interruption and management believes it has developed a silicon supply strategy for Photowatt Technologies’ longer-term needs. However, Photowatt Technologies may not be able to realize on its current efforts or supply strategy. An important element of Photowatt Technologies’ long-term silicon supply strategy involves the negotiation of new supply arrangements, but these may not be finalized or become effective at all. Under these arrangements Photowatt Technologies would typically be required to prepay or pay deposits to its suppliers in order to secure silicon supply and the contracts will often be long-term and not provide Photowatt Technologies with an option to cancel. If any one of Photowatt Technologies’ suppliers was unable to provide it with silicon, Photowatt Technologies would have difficulty finding a replacement supplier. Additionally, although Photowatt Technologies aims to enter into fixed-price, prepaid arrangements with silicon suppliers, entering into such arrangements could make it less competitive if the spot market price of silicon falls. Photowatt Technologies’ inability to obtain sufficient silicon of acceptable quality at commercially reasonable prices or at all would adversely affect its ability to meet existing and future customer demand for its products, constrain its revenue and production growth and decrease its gross margins.
Additionally, many of the manufacturing tools and fixtures used by Photowatt Technologies have been designed and made specifically for it, and are procured from a limited number of third-party suppliers. As a result, such tools, fixtures and components are not readily available from multiple vendors and would be difficult to repair or replace. Photowatt Technologies is therefore susceptible to price pressure from these suppliers, and if one of these suppliers were unable or unwilling to supply the customized equipment or manufacturing components, Photowatt Technologies would have difficulty finding a replacement supplier. Similarly, any significant damage to, or break down of, the customized equipment, or any inability of the suppliers to supply Photowatt Technologies with replacement equipment or to repair the equipment, could cause material interruptions to Photowatt Technologies’ operations and consequently could have a material adverse effect on Photowatt Technologies’ future ability to expand capacity and its business, financial condition and results of operations.

Reliance of Photowatt Technologies on Photowatt France’s Manufacturing Facility. Nearly all of Photowatt Technologies’ solar products are produced at its Photowatt France facility near Lyon, and Photowatt Technologies’ business therefore relies to a significant degree on the efficient and uninterrupted operation of that facility. The Photowatt France facility is vulnerable to damage or interruption from a variety of sources. A natural disaster or other unanticipated problem that leads to disruption at the Photowatt France facility could have a material adverse effect on Photowatt Technologies’ business, financial condition and results of operations.
Customer Risks. Major changes in the economic situation of ASG’s, PCG’s or Photowatt Technologies’ customer base could require ATS to write-off significant parts of its receivables from customers. In difficult economic periods, ATS’s customers may lose work and find it difficult if not impossible to pay for products or services purchased from ATS. Although credit reviews may be done at the time of sale, rapidly changing economic conditions can have sudden impacts on customers’ ability to pay.
Photowatt Technologies currently sells a substantial portion of its solar modules and related solar products to a limited number of customers. Sales to Photowatt Technologies’ customers are typically made through non-exclusive, short-term purchase order arrangements. Management cannot be certain that these customers will generate significant revenue for Photowatt Technologies in the future or that these customer relationships will continue. Management anticipates that customer concentration will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in Photowatt Technologies’ revenue and have a material adverse effect on its results of operations: reduction, delay or cancellation of orders from one or more significant customers; purchases by one or more significant customers of products competitive with Photowatt Technologies’; the loss of one or more significant customers and Photowatt Technologies’ failure to identify additional or replacement customers; and failure of any of Photowatt Technologies’ significant customers to make timely payment for its products.
The repetitive engineering manufacturing business of ASG currently primarily serves a single customer that was formed by the combination of two former customers. The revenue associated with this business is therefore entirely dependent on the Company’s relationship with this customer, and any deterioration in that relationship would materially adversely affect the Company’s REM business.
Reliance of Photowatt Technologies on Government Grants. In fiscal 2005 and 2006 Photowatt Technologies received government grants to fund the research and development of Spheral Solar. The vast majority of these grants were received from Technology Partnerships Canada, an agency of the Canadian government to fund development of Spheral Solar. The final Technology Partnerships Canada funding claims were recognized in fiscal 2006 and at this time there are no further amounts under this program to be recognized by Photowatt Technologies. These grants are subject to the satisfaction of certain requirements in connection with Photowatt Technologies’ research and development activities, and they are subject to governmental audits to ensure compliance. If Photowatt Technologies applies funding received under a government grant for a research and development project that is determined not to satisfy the relevant requirements, it would have to refund the grant. Under the terms of the grants, Photowatt Technologies may not be able to sell or license its Spheral Solar technology without the consent of Technology Partnerships Canada. If such a consent is required and obtained, it may be subject to conditions that are not favourable to Photowatt Technologies. As well, technology that Photowatt Technologies develops using government funding may be subject to limitations on how it may be deployed, and certain details regarding this technology may be required to be publicly disclosed, exposing Photowatt Technologies to the risk of loss of confidential information. Photowatt Technologies cannot be certain that grants will be available in the future. If Photowatt Technologies cannot obtain grants in the future, its research and development costs could be more significant and its results of operations could be adversely affected.
Internal Controls. Effective internal controls are necessary for ATS to provide reliable financial reports and effectively prevent fraud. Under Canadian securities law requirements, commencing with the fiscal year ended March 31, 2007, ATS’s Chief Executive Officer and Chief Financial Officer are required to certify that they have designed internal control over financial reporting and caused certain changes in internal control over financial reporting to be disclosed. In addition, under proposed Canadian securities law requirements, ATS’s Chief Executive Officer and Chief Financial Officer will be required to certify annually that they have evaluated, or caused to be evaluated under their supervision, the effectiveness of ATS’s internal controls over financial reporting commencing with the fiscal year ending March 31, 2009. ATS has been preparing for compliance with the Canadian requirements by strengthening, assessing and testing the system of internal controls to provide the basis for the report. However, the continuous process of strengthening ATS’s internal controls and complying with the Canadian requirements is expensive and time consuming. ATS cannot be certain that the measures it is taking will ensure that it will maintain adequate control over the financial processes and reporting. Furthermore, as ATS grows its business, its internal controls will become more complex and will require significantly more resources to ensure its internal controls remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm ATS’s results of operations or cause it to fail to meet its reporting obligations. If ATS or its independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in ATS’s Consolidated Financial Statements and harm its share price. In addition, future non-compliance with the Canadian requirements could subject ATS to a variety of administrative sanctions, including the suspension or delisting of its common shares and the inability of registered broker-dealers to make a market in ATS’s common shares, which would further reduce its share price.
Income and Other Taxes. The Company operates and is subject to income tax and other forms of taxation (which are not based upon income) in numerous tax jurisdictions. Taxation laws and rates which determine taxation expenses may vary significantly in different jurisdictions, and legislation governing taxation laws and rates is also subject to changes. Therefore, the Company’s earnings many be impacted by changes in the proportion of earnings taxed in different jurisdictions, changes in taxation rates, changes in estimates of tax liabilities and changes in the amount of other forms of taxation.
Cyclicality. Historically, many of the individual markets served by the Company have tended to be cyclical in nature. Changes in economic environments, product life cycles and customer product demand within the Company’s markets may impact ASG Order Bookings and revenue, Photowatt Technologies and PCG volumes, and the Company’s earnings in any of its markets. To the extent the Company has not secured new orders sufficient to replace any reduction or loss of business that may arise under individually material contracts, the future revenues and earnings of ATS may be materially negatively impacted. The Company’s broad customer base and its strategy of diversification through participation in different industries and geographic regions are intended to provide opportunities to generate new revenue and help reduce cyclical risk associated with individual markets. However, because of globalization of markets, economic downturns may be broad-based across regions and industries.
Variations in Quarterly Results. The revenues, operating margins and earnings of ATS may vary from quarter to quarter as a result of risk factors discussed in this report and ATS’s results of operations in some quarters may be below market expectations. ATS’s quarterly results of operations may be substantially affected by a number of factors, many of which are outside of management’s control, including: changes in the proportion of revenue derived from the different activities of the Company; the proportions of ASG revenue derived from repeat systems and first-time systems; different margins on work performed; acquisitions; cost of work force reductions and severances; rate of capacity utilization and expansion; changes in the mix of products sold and value-added services provided; variations in capital expenditures and unplanned additional expenses such as manufacturing failures, defects, and changes in manufacturing costs; number of new employees added in a period; level of general and administrative expenses required to support the Company’s growth; level and timing of research and development activities; expenses associated with the rationalization of operations including the closing of facilities; the availability and pricing of raw materials; unpredictable volume and timing of customer orders or the loss of, or a significant reduction or postponement in orders from, one or more key customers; the timing of new product or technology announcements or introductions by ATS’s competitors and other developments in the competitive environment; costs of resolving customer disputes; bad debt expenses; changes in prevailing currency exchange rates which are used to translate the financial results of foreign subsidiaries into Canadian dollars; and the other risk factors identified in this MD&A.
While sales of ASG’s technologies and solutions are generally not seasonal in nature, the Company’s quarterly results have often reflected lower revenue and earnings during the summer months, or second quarter. Order Bookings can also be lower during the summer months. This has generally been the result of vacations (which reduce order activity and capacity) and seasonal customer plant shutdowns. In Photowatt Technologies and PCG, due to respective traditional summer factory shutdowns in Europe and the automotive industry, revenues and operating earnings are generally expected to be lower during the second quarter compared to other quarters. In

Photowatt Technologies, slower sales may occur in the winter months, when the weather may impair the ability to install its products in certain geographical areas.
Share Price Volatility. The trading price of the common shares of the Company has in the past been, and will likely continue to be, subject to significant fluctuations. This may make it more difficult for holders of common shares of the Company to resell their common shares when they want at prices that they find attractive. These fluctuations may be caused by events related or unrelated to the Company’s operating performance and beyond its control. Factors that may contribute to fluctuations include, but are not limited to:
•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community.

•	Changes in recommendations or financial estimates by industry or investment analysts.

•	Changes in management or the composition of the Company’s board of directors.

•	Outcomes of litigation or arbitration proceedings.

•	Announcements of technological or competitive developments by the Company or its competitors.

•	Introduction of new products or the gain or loss of significant customer contracts or relationships by the Company or its competitors.

•	Developments with respect to the Company’s intellectual property rights or those of the Company’s competitors.

•	Rumors or dissemination of false and/or misleading information.

•	Fluctuations in the share prices of other companies operating in business sectors comparable to those that the Company operates in.

•	Changes in the industries in which the Company or its customers operate;

•	general market or economic conditions.

•	Other risk factors set out in this MD&A.
If the market price of the common shares of the Company drops significantly, holders of common shares of the Company could institute securities class action lawsuits against the Company, regardless of the merits of such claims. Such a lawsuit could cause the Company to incur substantial costs and could divert the time and attention of its management and other resources from its business.
Litigation. ATS is subject to numerous risks relating to legal proceedings to which it is currently a party or that could develop in the future. In the ordinary course of its business, ATS may become subject to actual or threatened litigation and legal claims, including suits involving allegations of improper delivery of goods or services, product liability, wrongful dismissal, product defects, quality problems and intellectual property infringement. Although such claims may ultimately prove to be without merit, they can be time-consuming and expensive to defend. Although management is unaware of any material claims against it that have not been disclosed in its financial statements, there can be no assurance that third parties will not assert claims against ATS in the future or that any such assertion will not result in costly litigation, or a requirement that ATS enter into costly settlement arrangements. There can be no assurance that such arrangements will be available on reasonable terms, or at all.
Legislative Compliance. In operating its business, ATS must comply with a variety of laws and regulations to meet its corporate and social responsibilities and to avoid the risk of financial penalties and/or criminal and civil liability for its officers and directors. Areas of principal risk are environment, health and safety, competition law, privacy, disclosure, insider trading and laws and regulations which govern financial institutions. Failure to comply with applicable regulations could result in sanctions and financial penalties by regulatory bodies that could impact ATS’s earnings and reputation.
ATS is required to comply with all foreign, national and local laws and regulations regarding the operation of industrial facilities, pollution control, environmental protection, and health and safety. In addition, under some statutes and regulations, a government agency or other parties may seek recovery and response costs from operators of facilities where releases of hazardous substances have occurred or are ongoing, even if the operator was not responsible for such release or otherwise at fault. ATS uses, stores, generates and discharges toxic, volatile and otherwise hazardous chemicals and wastes in some of its R&D and manufacturing activities. Failure to comply with present or future environmental laws, rules and regulations may result in substantial fines, suspension of production or cessation of operations. In addition, if more stringent laws and regulations are adopted in the future, the costs of compliance with these new laws and regulations could be substantial or could impose significant changes in ATS’s manufacturing process. Furthermore, a 1997 environmental assessment report revealed the presence of dichloroethylene and vinyl chloride contamination in soil and groundwater at Photowatt Technologies’ facility in Lyon, France. No further assessment of this contamination has been undertaken. Should Photowatt Technologies choose to or be required to investigate or remediate this contamination, costs to do so could be material. ATS is not currently aware of any environmental contamination at any of its facilities that management would expect to have a material impact on ATS’s operations or results. However, should ATS discover contamination at properties that it owns or operates, ATS could be required to conduct investigative or remedial activities that could be material to its operations or results.
Dependence on Performance of Subsidiaries. Among ATS’s principal assets are the equity interests it owns in its operating subsidiaries. As a result, ATS is dependent upon cash dividends, distributions or other transfers it receives from its subsidiaries in order to repay any debt it may incur and to meet its other obligations. The ability of ATS’s subsidiaries to pay dividends and make payments to ATS will depend on their results of operations and may be restricted by, among other things, applicable corporate, tax and other laws and regulations and agreements of those subsidiaries. ATS’s subsidiaries are separate and distinct legal entities. Any right that ATS has to receive any assets of or distributions from any subsidiary upon its bankruptcy, dissolution, liquidation or reorganization, or to realize proceeds from the sale of the assets of any subsidiary, will be junior to the claims of that subsidiary’s creditors, including trade creditors. In addition, ATS or its subsidiaries may enter into joint ventures with third parties as a means to execute their business strategies. ATS’s ability to access its assets, including cash in these joint ventures, may be restricted by the governing documents of any such joint ventures.
Uncertain Tax Liabilities. The Company may have exposure to greater than anticipated tax liabilities or expenses. The Company is subject to income taxes and non-income taxes in a variety of jurisdictions and its tax structure is subject to review by both domestic and foreign taxation authorities. The determination of the Company’s worldwide provision for income taxes and other tax liabilities requires significant judgment. The Company believes that it has adequately provided for income taxes based on all of the information that is currently available. Tax filings are subject to audits, which could materially change the amount of current and future income tax assets and liabilities. As outlined in Note 14 to the Consolidated Financial Statements, the Company has recorded a valuation allowance for its net future tax assets. If the Company achieves a consistent level of profitability, the likelihood of recording a future tax asset on its consolidated balance sheets for some portion of the losses incurred in prior periods in one of its business jurisdictions will increase. Any change to the valuation allowance of the future tax asset would also result in an income tax recovery or income tax expense, as applicable, on the Company’s consolidated statements of operations in the period in which the valuation allowance is changed. In addition, if the Company has recorded a future tax asset on the consolidated balance sheets, it will record income tax expense in any period in which it uses that future tax asset to offset any income tax payable in that period, reducing net income reported for that period, perhaps materially.
Note to Readers: Forward-Looking Statements
This management’s discussion and analysis of financial conditions, and results of operations of ATS’ for the year ended March 31, 2007 (the “MD&A”) contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things: the particulars of ATS’s multi-year transition plan and its ability to generate long-term shareholder value; the ability of ATS to strength executive management; the continued growth of the REM business; currency and foreign currency risks; the challenges presented by the strength of the Canadian dollar; the restructuring of the North American auto industry, and future demand for ASG’s solutions; trends related to automated manufacturing and the continuing expansion of manufacturing by multinational companies and the potential benefit to ATS; details of the ASG strategic initiatives and ASG’s ability to manage resulting change in its operations; ASG’s expected fiscal performance; the commitments to the priorities in ASG’s business; ASG’s ability to maintain its competitive global presence in the market and ability to diversify and identify customers; the effect of ASG’s growth into the Asian market; implementation of the new ASG business model; ASG’s ability to develop close strategic relationships with targeted customer accounts; effect of brand initiatives; continued global trends relating to consolidation of manufacturing and multinational customer expansion; maintaining ASG’s talented workforce and further development of the talent management system; continuance of ASG’s long-term clients; ASG’s ability to innovate; ASG’s ability to grow revenue from markets such as nuclear energy and solar equipment manufacturing; details of Photowatt Technologies’ key initiatives, including capacity expansion dependant on cost and ability to obtain supplies; continuation of positive solar market drivers; sufficient silicon to meet expansion needs including use of refined metallurgical grade silicon; effort to augment supply with purchase of ingots and wafers, and exploration of other potential sources of solar grade silicon; ability to establish long term supply of polysilicon and polysilicon alternatives; production of quality solar modules at competitive price and efficiency levels; implementation of collaborative research and development activities; ability to secure expected supply contracts; PCG’s progression toward improved profitability and management’s cautious optimism regarding the prospects for PCG; PCG’s ability to identify prospective new customers outside of traditional markets; and maximizing the value of Omex operations. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance including capital market conditions; economic market conditions; and impact of factors such as health of automotive suppliers, financial failure of customers, increased pricing pressure and possible margin compression; foreign currency and exchange risk; the effect of the strength of the Canadian dollar; performance of the market sectors that ATS serves; that ATS’s multi year transition plan is delayed in implementation, is not successful, or does not translate into shareholder value; that ATS’s REM business does not continue to grow as anticipated; that some or all of the trends towards automation that ATS believes are attractive dissipate or do not result in increased demand for automation; product defects of ATS; risks associated with operating and servicing customers in a foreign country including integration risks; that multinational companies withdraw from global manufacturing for business, political, economic or other reasons; unforeseen problems with the implementation of the ASG strategic initiatives or failure of those measures to bring about improved performance at ASG or potential negative sentiment towards ATS and a potential impairment on its reputation; obtaining and maintaining intellectual property; problems associated with the expansion of production capability and adoption of new production processes at Photowatt France; inability of Photowatt Technologies to obtain grants in the future to fund research and development; failure to implement a business plan to manage growth effectively at Photowatt France; unforeseen problems with Photowatt France’s use of silicon feedstock and/or use of refined metallurgical silicon; market risk for developing technologies; economic viability of use of metallurgical silicon and less than optimal suitability for Photowatt France products; reversal of current silicon supply arrangements and negotiation of new supply arrangements; unavailability of ingots and wafers at economical prices; inability to finalize strategic partnerships or alliances to provide for silicon supply; inability to achieve lower silicon usage relative to conventional solar technology; the cost and availability of quality silicon and other raw materials and certain specialized manufacturing tools and fixtures used in the production of Photowatt Technologies’ products; political, labour or supplier disruptions in manufacturing and supply of silicon; exposure to product liability claims of Photowatt Technologies; the availability of government subsidies for solar products, extent of market demand for solar products; reductions in the average selling price of solar products; the development of superior or alternative technologies to those developed by ATS; the success of competitors with greater capital and resources in exploiting their technology; risks relating to legal proceedings to which ATS is party; risks associated with compliance with existing and new legislation; risks associated with greater than anticipated tax liabilities or expenses; unforeseen problems with the implementation of the PCG strategy and alternatives or failure of those measures to bring about improved performance at PCG; and other risks detailed from time to time in ATS’s filings with Canadian provincial securities regulators. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.
June 18, 2007